EXHIBIT 99.1

Seabridge Gold Inc.

ANNUAL

INFORMATION

FORM

DATED MARCH 30, 2009

For details regarding Risks and Uncertainties, please refer to pages 42 to 45.

PRELIMINARY NOTES

Date of Information

The information in this Annual Information Form is presented as of December 31, 2008 unless specified otherwise.

Reporting Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.  The Issuer’s quarterly and annual financial statements are presented in Canadian dollars.

Units of Measure

In this Annual Information Form a combination of Imperial and metric measures are used with respect to the Issuer's mineral properties.  Conversion rates from Imperial measure to metric and from metric to Imperial are provided below:

Imperial Measure = Metric Unit		Metric Measure = Imperial Unit
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 metre	0.3048 metres	1 foot
0.62 miles	1 kilometre	1.609 kilometres	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy/ton)

i

SEABRIDGE GOLD INC.

ANNUAL INFORMATION FORM

ITEM 1:          CORPORATE STRUCTURE

Incorporation of the Issuer

The Issuer was incorporated under the Company Act (British Columbia) on September 14, 1979 under the name of Chopper Mines Ltd., which was subsequently changed to Dragoon Resources Ltd. on November 9, 1984, and then subsequently changed once more to Seabridge Resources Inc. on May 20, 1998.  On June 20, 2002 the Issuer changed its name to "Seabridge Gold Inc." and on October 31, 2002 the Issuer was continued under the Canada Business Corporations Act.

The Issuer’s corporate offices are located at 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.  The Issuer’s telephone number is (416) 367-9292.  The Issuer’s Shares are currently listed for trading on the Toronto Stock Exchange (the "Exchange") under the symbol "SEA" and on the NYSE Amex stock exchange (the "AMEX") under the symbol "SA".  The Issuer’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

Intercorporate Relationships

The Issuer presently has three active wholly-owned subsidiaries: Seabridge Gold Corporation, a Nevada corporation; Pacific Intermountain Gold Inc., a Nevada corporation; and 5073 N.W.T.  Limited, a company incorporated under the laws of the Northwest Territories of Canada.  A fourth subsidiary, Minera Seabridge Gold SA de CV, was sold in December 2008. The following diagram illustrates the current inter-corporate relationship between the Issuer, its subsidiaries and its projects:

	SEABRIDGE GOLD INC.

100%		100%			100%
5073 N.W.T Ltd. (Northwest Territories)	KSM Project (British Columbia)			Seabridge Gold Corporation (Nevada)

					100%
			Grassy Mountain Project (Oregon)	100%	Pacific Intermountain Gold Corporation (Nevada)

100%
Courageous Lake Project (Northwest Territories)	Red Mountain Project (British Columbia)	100%	Quartz Mountain Project (Oregon)	100%	Early Stage Projects (Nevada)

			Early Stage Projects (Nevada)	100%

ITEM 2:          GENERAL DEVELOPMENT OF THE BUSINESS

Overview

In October 1999, the Issuer initiated a corporate strategy based on its belief that the then depressed gold market offered significant upside potential.  In October 1999, a new Board and senior management team possessing the required technical and financial skills to implement the new strategy were put in place.  The new corporate direction was to acquire gold mining assets, including developed resources and shutdown or suspended projects, which had been made available by depressed gold prices and a lack of capital and which were uneconomic at the gold price at the time.  The Issuer observed that projects that previously commanded significant market capitalization when gold prices were higher were becoming available at fractions of their previous valuations.  The success of this new strategy was dependent on a return to higher gold prices.  From October 1999 the Issuer acquired nine North American based gold projects which collectively contain substantial gold resources.

With the higher gold prices in recent years and the exploration potential of its properties, the Issuer’s strategy has moved to a new phase and the Issuer has undertaken engineering studies and exploration activities on its core projects while looking to sell or joint venture its non-core assets. The Issuer’s exploration successes at its KSM and Courageous Lake projects have resulted in those projects becoming the principal focus of the Company’s activities at present.

The continuing success of the Issuer is dependent on (1) its ability to upgrade its existing gold resources through engineering studies, (2) exploration success on projects it is exploring on its own account (3) continued strength in the price of gold and/or (4) successfully concluding negotiations under which others acquire interests in the Issuer's properties whether under option agreements or by purchase.  The Issuer also intends to continue its search for additional acquisitions.

Three Year History

During the three most recently completed financial years, the Issuer has focused its exploration and engineering efforts on its two core projects, namely KSM in British Columbia and Courageous Lake in the Northwest Territories. Due to success at both of these projects, in early 2008 the Issuer announced that it would look to sell or joint venture its other projects while continuing to advance its two core projects. During 2008 the Issuer completed the sale of its interest in the Nocha Buena project in Mexico and in March, 2009, the Issuer has settled terms for the sale of its Hog Ranch and Castle Blackrock Projects, subject to certain conditions. At the date of this Annual Information Form, over 90% of the mineral resources at all of its projects combined are at the KSM Project and the Courageous Lake Project and the Issuer considers that its present market value principally relates to just these two projects.  As a result, its present and future exploration and development activities will be almost exclusively focused on advancing these two projects towards feasibility determination.  The Issuer will continue to look to sell or joint venture its remaining non-core properties.

The details of its various projects and the Issuer’s activities thereon are set forth below on a project-by-project basis.

In February 2000, the Issuer acquired an option to purchase 100% of the Grassy Mountain gold project located in eastern Oregon from Atlas Precious Metals Inc. ("Atlas").  In March 2003, the Issuer exercised its option and acquired a 100% interest in the Grassy Mountain Property. In April 2007, the Issuer announced an independent mineral resource estimate at Grassy Mountain.

In June 2001, the Issuer completed the acquisition of Placer Dome (CLA) Limited’s 100% interest in the KSM (Kerr-Sulphurets-Mitchell) project located in the Iskut-Stikine River region, approximately 20 km southeast of the Eskay Creek Mine in British Columbia.  In September 2002, the Issuer announced that it had entered into an agreement with Noranda Inc. (later named Falconbridge Limited) whereupon Falconbridge could earn a 50% interest in the project by spending $6,000,000 on exploration at the project within 6 years.  Falconbridge could earn an additional 15% interest by funding all costs to complete a feasibility study.  During 2003 and 2004, Falconbridge conducted field programs at KSM consisting of mapping, rock and soil sampling, and IP surveys. During 2005 Falconbridge drilled 16 widely-spaced core drill holes totalling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets zones.  In 2006 Falconbridge was acquired by Xstrata plc. In April 2006, the Issuer announced that it had reached agreement with Falconbridge whereby the Issuer would purchase Falconbridge’s option to earn up to a 65% interest at KSM by issuing Falconbridge 200,000 common shares and 2.0 million conditional common share purchase warrants with an exercise price of C$13.50 per share. One warrant would become exercisable for each new ounce of gold resources discovered at KSM, up to a maximum of two million. The transaction closed in August 2006. In 2006, the Issuer drilled 24 holes at the Mitchell zone and defined an initial inferred mineral resource of 13.1 million ounces of gold, thereby triggering the vesting of all 2.0 million Xstrata warrants. In 2007, Xstrata exercised all 2.0 million warrants, thereby providing the Issuer with $27.0 million in proceeds. During 2007, the Issuer continued exploration activities at the Mitchell zone. In January 2008, an independent resource estimate was prepared for the Kerr and Sulphurets zones. In February 2008, an independent mineral resource estimate was prepared for the Mitchell zone. During 2008 the Issuer completed a Preliminary Assessment of the KSM project, while continuing additional exploration of the Mitchell and Sulphurets zones. In March 2009, updated independent resource estimates were completed for the project.

In December 2001, the Issuer entered into an agreement to acquire a 100% interest in the Quartz Mountain Gold Project located in Lake County, Oregon.  The Quartz Mountain acquisition was completed in January 2002.  In April 2002, the Issuer announced an independent gold resource estimate at the Quartz Mountain project. In October 2003, the Issuer granted Quincy Energy Corp. (now Golden Predator Mines Inc.) an option to earn a 50% interest in the Quartz Mountain gold project, excluding the existing gold resources.  The option was terminated in 2008.

Effective December 31, 2001, the Issuer entered into an agreement to acquire a 100% interest in the Red Mountain Gold Project located near Stewart, British Columbia.  Closing of the Red Mountain transaction was completed in April 2002.  Prior to closing, the estimated gold resources for three separate zones (Marc, AV and JW zones) at Red Mountain were verified by an independent qualified third-party.  In 2003 the Issuer commissioned Steffen Robertson and Kirsten (Canada) Inc. ("SRK") to undertake an engineering study on the Red Mountain project.  The SRK study was completed in August 2003.  In late 2004 SRK Consulting (Canada) Inc. ("SRK Consulting") of Toronto, Ontario was commissioned to examine two other zones (132 and 141 zones) at Red Mountain for their resource potential.  In January 2005 SRK Consulting completed a technical report on these zones which included resource estimates.

In May 2002, the Issuer reached agreement to purchase a 100% interest in the Courageous Lake Project located in the Northwest Territories, Canada.  The Issuer paid former owners Newmont Canada Limited and Total Resources (Canada) US$2,500,000 and granted them a 2.0% NSR for 100% of the project.  Seabridge also agreed to pay Newmont and Total up to an additional US$3,000,000 depending upon the price of gold.  The purchase was closed in July 2002.  In April 2003 and February 2004, the Issuer paid the former owners of the Courageous Lake Project the US$3,000,000 ($1,500,000 on each date) as the price of gold exceeded the two threshold levels that triggered the obligations to make these payments.  During the summer of 2003 the Issuer identified 12 new exploration targets at Courageous Lake.  In 2004, the Issuer completed a core-drilling program at the project, testing several of these targets.  In 2004, an additional property was optioned in the area ("Red 25").  Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price. In December 2004 the Issuer announced an independent resource estimate for Courageous Lake.  In January 2005, a new technical report was filed which revised the previous resource estimate for the project by incorporating exploration results from the 2004 program. During 2005, an independent Preliminary Assessment was completed on the known FAT (felsic ash tuff) resources at that time including capital and operating costs estimates for a large-scale open pit operation. During 2005 and 2006, the Issuer conducted an additional 15,700 meters of drilling designed to expand the known resources at the project. In January 2007, the Issuer announced an updated independent resource estimate for the project. In March 2008, the Issuer announced the results of an updated Preliminary Assessment incorporating the new resource estimates and updating capital and operating cost estimates from the 2005 study.

In April 2006, the Issuer acquired a 100% interest in the Noche Buena gold project located in Sonora, Mexico from Hecla Mining Company for US$4,350,000 in cash. In 2007, the Issuer conducted drilling activities at Noche Buena designed to increase known mineral resources. In December 2007, the Issuer announced an updated independent mineral resource estimate for Noche Buena. In December 2008 the Issuer sold Noche Buena for US$25 million in cash. A further US$5 million is payable to the Issuer upon commencement of commercial production from Noche Buena and a 1.5% net smelter royalty is payable on all production sold for US$800 per ounce or greater of gold.

ITEM 3:          DESCRIPTION OF THE ISSUER'S BUSINESS

General

From early 2000, to the middle of 2002, the Issuer focused on acquiring several gold projects which were made available by depressed gold prices.  As the price of gold has increased, the Issuer has focused on further development of its projects through engineering studies and exploration activities and has been looking for other parties interested in optioning or purchasing the Issuer's properties.

The following table provides a breakdown of the Issuer’s independently estimated mineral resources by project and category:

Mineral Resources (Gold and Copper)

PROJECT	Cut-Off Grade (g/T)	Measured					Indicated					Inferred
		Tonnes (000's)	Gold Grade (g/T)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/T)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)	Tonnes (000's)	Gold Grade (g/T)	Gold (000's ozs)	Copper Grade (%)	Copper (million lbs)
KSM	0.50 gold equiv.
Mitchell		579,300	0.66	12,292	0.18	2,298	930,600	0.62	18,550	0.18	3,692	514,900	0.51	8,442	0.14	1,589
Kerr		--	--	--			225,300	0.23	1,666	0.41	2,036	69,900	0.18	405	0.39	601
Sulphurets		--	--	--			87,300	0.72	2,021	0.27	520	160,900	0.63	3,259	0.17	603
KSM Total	--	579,300	0.66	12,292	0.18	2,298	1,243,200	0.56	22,237	0.23	6,248	745,700	0.50	12,106	0.17	2,793
Courageous Lake	0.83	6,293	2.92	591			53,020	2.14	3,648	--	--	93,720	1.98	5,966	--	--
Grassy Mountain	0.55	--	--	--			18,657	1.54	924	--	--	1,722	1.10	61	--	--
Quartz Mountain	0.34	3,480	0.98	110			54,330	0.91	1,591	--	--	44,800	0.72	1,043	--	--
Red Mountain	1.00	1,260	8.01	324			340	7.041	76	--	--	2,079	3.71	248	--	--
Castle/ Black Rock¹	0.25	4,120	0.57	75			8,260	0.53	140	--	--	7,950	0.37	93	--	--
1.           The Issuer has granted Cortez Resources Corp. rights to acquire the Castle Black Rock property and other Nevada properties for 10,000,000 common shares of Cortez and US$3,000,000.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

The Issuer considers its material properties to be the KSM Project and the Courageous Lake Project.

Cautionary Statement Regarding Forward-Looking Information and Statements

The disclosure in this Annual Information Form in respect of mineral resources, the Courageous Lake Project and the KSM Project contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities laws (hereinafter collectively referred to as "forward-looking statements") concerning the Issuer's plans for its properties, operations and other matters.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning estimates of mineral resources may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.  Professional opinions, conclusions and estimates set forth in the preliminary assessment reports referred to in this Annual Information Form involve projections of costs, reserves, revenues and recoveries that are forward-looking statements and which are intended to be made only to within certain ranges of accuracy.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements.  Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

•	risks related to gold price and other commodity price fluctuations and currency fluctuations;

•	risks and uncertainties relating to the interpretation of drill results, and the geology, grade and continuity of mineral deposits;

•	risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

•
results of preliminary assessments, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Issuer's expectations;

•	mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;

•	the potential for delays in exploration or development activities or the completion of feasibility studies;

•	the uncertainty of profitability based upon the Issuer's history of losses;

•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;

•	risks related to environmental regulation and liability;

•	political and regulatory risks associated with mining and exploration; and

•	other risks and uncertainties related to the Issuer's prospects, properties and business strategy.

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Annual Information Form under "Item 4 – Risk Factors" and these should be considered carefully when reviewing other information herein.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  All forward-looking statements are made as of their effective date and the Issuer undertakes no obligation to update forward-looking statements if the market conditions or the reasonableness of underlying assumptions, estimates or opinions or other circumstances should change, unless required by applicable laws.  Investors are cautioned against attributing undue certainty to forward-looking statements.

Courageous Lake Project

Summary

The Courageous Lake project is a gold project covering approximately 67,000 acres located in the Northwest Territories, Canada.  Seabridge has a 100% interest in the project, subject to a 2% NSR on certain portions of the property.  Geology of the Courageous Lake project is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt ("CLGB").

Gold was first discovered in the Courageous Lake area in the early 1940’s.  Beginning in 1976, Noranda Exploration Ltd. initiated exploration in the Courageous Lake Volcanic Belt.  Exploration activities included geological reconnaissance, airborne, EM and magnetic surveys, ground follow-up and claim staking.  From 1982 to 1987, Noranda conducted extensive core drilling on the property from the surface and also constructed a winter road to the property.  In late 1987, Noranda made the decision to sink a vertical shaft to provide access for conducting an underground definition drilling program and to be able to test gold grade continuity and tenor by drifting and raising on ore grade shoots.

Little additional work was performed on the property until Placer Dome optioned the property in 1998.  Placer performed regional lithogeochemical sampling/prospecting and detailed mapping and channel sampling on the Courageous Lake property.  Placer also conducted a core drilling/sampling program in order to verify Noranda’s previous work and to provide infill sample data.

Over the period of exploration at Courageous Lake, several resource estimates have been prepared.  Prior to the Issuer’s acquisition of the project, detailed resource estimates were prepared by Noranda in 1990 at the conclusion of its underground exploration program and by Placer Dome in 1999 at the conclusion of its exploration program.

In 2002, the Issuer engaged Resource Modeling Inc. ("RMI") of Tucson, Arizona to review the resource model prepared in 1999 by Placer Dome and to independently estimate gold resources based on a geostatistical review of the available data. During 2004, the Issuer conducted additional exploration activities at Courageous Lake, including approximately 7,500 meters of new core drilling.  Following these activities, the Issuer commissioned RMI to update the model and estimate new gold resources.  During 2005 and 2006 the Issuer conducted additional exploration activities at Courageous Lake including approximately 15,700 meters of core drilling. In January 2007, RMI completed a new resource estimate for the project, and in its updated report dated February 22, 2007, RMI has calculated a measured resource at a 0.83 gram per tonne cut-off grade of 6.29 million tonnes grading 2.92 grams of gold per tonne (591,000 ounces of gold) and an indicated resource of 53.0 million tonnes grading 2.14 (3,648,000 ounces) for a total measured and indicated gold resource of 4,239,000 ounces.  In the inferred category, RMI estimates the project contains an additional 93.7 million tonnes of material grading 1.98 grams of gold per tonne (5,966,000 ounces).

In late 2002, Seabridge engaged a group of independent consultants to undertake a scoping study for Courageous Lake. During 2003, preliminary reports were completed on key mining and metallurgical issues relating to the project. In September 2005, a Preliminary Assessment was completed. In 2007, the Issuer commissioned a group of independent consultants to update the Preliminary Assessment by incorporating the 2007 resource estimate for the project and updating all capital and operating cost estimates. An updated Preliminary Assessment was completed in March 2008.

The Issuer estimates its annual holding costs of the Courageous Lake Project to be approximately $225,000.

Acquisition Agreement

In May 2002, the Issuer entered into a purchase agreement with Newmont Canada Limited and Total Resources Canada Limited on the Courageous Lake project comprised of 17 mining leases covering 18,178 acres.  The purchase by Seabridge closed on July 31, 2002. Under the purchase agreement, Seabridge paid Newmont/Total US$2.5 million in cash and granted them a 2.0% NSR and agreed that it would be liable to make two (2) further payments of US$1.5 million, each subject to the price of gold passing certain thresholds, for a 100% interest in the property.  A further US$1.5 million was paid to Newmont/Total in March 2003 as a result of the spot price of gold closing above US$360 per ounce for 10 consecutive days.  The final US$1.5 million was paid to Newmont/Total in February 2004 as a result of the spot price of gold closing above US$400 per ounce for 10 consecutive days.  Upon acquiring the Courageous Lake project, Seabridge assigned its right thereto to its wholly owned subsidiary, 5073 N.W.T. Ltd.  The obligations of 5073 N.W.T. Ltd. under the agreement, including the payment of the royalty, is secured by a debenture under which the vendors have been granted a security interest in the Courageous Lake property.  Subsequent to this acquisition, Seabridge staked contiguous open ground totalling an additional 49,133 acres in 42 mining claims of which a portion is subject to the terms of the purchase agreement, including the 2% royalty.  In 2004, an additional property was optioned in the area ("Red 25").  Under the terms of the agreement, the Company paid $50,000 on closing and is required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the Red 25 property may be purchased at any time for $1,250,000 with any option payments being credited against the purchase price.

Following the Issuer’s 2006 exploration program at Courageous Lake, RMI examined and performed an evaluation of the exploration to date and prepared an updated report on the Issuer’s Courageous Lake Project.  The report of RMI, prepared by independent consultant Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690), is entitled "Updated Mineral Resource Estimate, The Courageous Lake Project, Northwest Territories, Canada" (the "2007 Courageous Lake Estimate Report") and dated February 22, 2007. The following material (up to the heading “Preliminary Assessment”) on the Courageous Lake Project summarizes information from the 2007 Courageous Lake Estimate Report.

Location and Climate

The project is located approximately 240 kilometers northeast of Yellowknife in the Northwest Territories (see Figure 1).  The property lies in a historic mining district and includes 2 past producing gold mines.  Year round access is available by air, either by fixed wing aircraft to the airstrip at the former Salmita mine 6 kilometers to the south or via float-equipped aircraft to several adjacent lakes.  During mid-winter, access is available via a winter road which branches from the main winter road to the Lupin Mine.  There are about 10 kilometers of gravel roads located on the property which served as access routes to and from the former shaft used to conduct exploration.

The property is relatively flat, with the maximum change in elevation only about 30 meters.  Vegetation is tundra with low scrub brush in places.  The altitude of the project is about 450 meters, and the average temperatures range from about -21 to 70 degrees F.  Average precipitation is about 11 inches per year.

Land Status

The property is comprised of 17 federal mining leases, 42 federal mining claims and 1 optioned federal mining claim (Red 25) having a combined area of 67,366 acres (see Figure 2).  The property is currently registered/recorded to a wholly owned subsidiary of Seabridge Gold Inc., 5073 NWT Ltd.  Minimum yearly maintenance costs for the Courageous Lake property total $216,689 and are divided as to lease rental payments of $18,880, minimum representation work due on claims of $97,809 plus $100,000 in option payments on the Red 25 Claim.

Exploration History

Gold was first discovered in the Courageous Lake area in the early 1940’s by Dr. W. Brown, who was working for Territorial Exploration Limited.  The Tundra deposit was discovered in 1944 and the Salmita deposit in 1947, both of which are part of the Courageous Lake property.  The Geological Society of Canada carried out regional geological mapping in the area from 1944 to 1980.  The Tundra Gold Mine went into production in 1964 and operated about four years.  During the 1990’s, Royal Oak Mines briefly reopened the Tundra Mine.  Total reported production from the Tundra Mine was 122,000 ounces of gold.  During 1984 to 1989, the nearby Salmita Mine produced 209,000 tonnes averaging 27.2 grams per metric tonne (183,000 ounces).

In 1980, Noranda Exploration Limited carried out a drilling program to evaluate a frost heaved felsic volcanic unit that was discovered by prospectors working for Noranda.  This activity resulted in the discovery of two gold deposits, the Tundra Deposit (Main Zone) or Fat Deposit, and the Carbonate Zone.  In 1982, Noranda entered into a joint venture agreement enabling Getty Canadian Metals Ltd. to earn a 49% interest in the Courageous Lake property by funding exploration and development with Noranda as the operator.  In 1987, Total Energold purchased Getty Canadian Metals Ltd. and thereby acquired its 49% interest in the Tundra Joint Venture.

In 1988, Noranda sank a 475-meter shaft on the Main Tundra Deposit with the objective of testing the continuity and grade of gold mineralization within the previously identified deposit.  The results of this program did not meet Noranda’s expectations, and no further work was done on the underground development.  Noranda estimated a global gold resource of about 3.6 million ounces and an underground resource of about 737,000 ounces. In 1992, Noranda consolidated its Hemlo Gold unit with Battle Mountain Gold and began operating the Tundra Joint Venture as Battle Mountain Gold.

In 1996, Battle Mountain Gold merged with Newmont Gold Corporation thereby transferring 51% ownership of the Tundra Joint Venture to Newmont.  In 1997, Placer Dome Exploration (PDX) optioned this 51% interest from Newmont with the concept of developing a bulk mineable surface deposit.  PDX completed 13,345 meters of drilling and other basic exploration work.  Based on their work along with the previous data collected by Noranda, PDX estimated a global resource for the Courageous Lake property of 5.9 million ounces of gold.

Exploration by the Issuer

During 2003, the Issuer designed and executed a work program on the Courageous Lake property with the goal of evaluating and prioritizing potential gold targets.  Four targets were developed: South FAT Extension; Olsen Lake Target; Walsh Lake Target; and Salmita Mine Target.  These targets were selected as those that represented the highest probability to develop new resources for the project.

In 2004, drill testing of selected priority targets was undertaken by the Issuer.  The program was conceived in 2 stages: initial testing for strataform gold concentrations similar to the FAT deposit; and sectional drilling for potential resource additions.  The initial program intended to test 3 target areas: Olsen Lake; Walsh Lake; and the South FAT Extension.  Ground conditions precluded a test of the Walsh Lake target, but the other targets were tested.  Results from the initial stage of the program led Seabridge to initiate sectional drilling on the South FAT Extension. The South FAT Extension was a projection of the previous resource model into an area where little work had been completed.  Surface and initial drilling results indicated that 300 meters of strike could be added to the FAT deposit with the completion of sectional drilling.  The second stage of the 2004 program completed the sectional drilling on 50-meter section lines across these 300 meters of strike.

During 2005 and 2006, the Issuer completed an additional 15,689 meters of core drilling at Courageous Lake, designed to identify new gold resources to the west of the main mineralized deposits and to the north.

Figure 1 - Courageous Lake Project Location Map

Beaufort Sea
120°00'
115°00'
110°00'
105°00'
N
Courageous Lake Property
CANADA
Paulatuk
Slave Structural Province Boundary
Coppermine
ARCTIC CIRCLE
Great Bear Lake
Fort Franklin
Lupin Mine
Contwoyto Lake
65°00'
Hottah Lake
Point Lake
Ekati Diamond Mine
Diavik Diamond Mine
COURAGEOUS LAKE PROPERTY
Indin Lake
Colomac Mine
Salmita Mine
MacKay Lake
Faber Lake
Winter Road
Lac la Martre
Rea
Edzo
Giant Con Mine
Reliance
YELLOWKNIFE
Snowdrift
MacKenzie River
Fort Simpson
Fort Providence
Great Slave Lake
Fort Resolution
1
6
Hay River
Pine Point
Enterprise
60°00'
2
5
Fort Smith
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada
0 km
100 km

Figure 2 - Courageous Lake Project Claim Map

Courageous Lake Property
CANADA
Seahorse Lake
Lake
Courageous
Courageous Lake Deposit
Matthews Lake
MacKay
Lake
Winter Drill Road
Portage Bay
480000E
485000E
490000E
495000E
7100000N
7095000N
7090000N
7085000N
7080000N
7075000N
7070000N
Seabridge Claims
Scale
0
5
10
kilometres
Seabridge Gold Inc.
Courageous Lake Property
Northwest Territories, Canada

Geology

Regional Geology

The Courageous-Matthews Lakes belt is characterized by a series of north to northwest trending Archean metavolcanic and metasedimentary rocks that form a portion of the Slave Structural Province.  These rocks are within the Yellowknife Supergroup and are locally referred to as the Courageous Lake Greenstone Belt ("CLGB").  The CLGB is approximately 60 kilometers long, with a maximum east-west width of 5.5 kilometers.  The rocks within the CLGB have been metamorphosed to greenschist facies, and have undergone at least two major deformational events.  The Mackey Lake and Courageous Lake stocks, which are large granitic intrusions, bound the belt on the east and west.

The CLGB forms a steeply dipping homoclinal sequence of metavolcanic and metasediments that are younger towards the east.  Two distinct volcanic cycles have been recognized within the CLGB.  The basal cycle is characterized by mafic to intermediate flow and pyroclastic rocks, which for the most part have been assimilated by the Courageous Lake Batholith.  The second cycle contains mafic to felsic flow and pyroclastic rocks that are spatially related with felsic intrustives.  The second cycle of volcanism is conformably overlain by a thick sequence of metasedimentary rocks that are locally known as the Yellowknife Group Sediments ("YGS").  The dominant post YGS lithology consists of large granodiorite to diorite plutons that bound the Courageous Lake deposit along its east and west flanks.  Post dating the granite and greenstone rocks in the area are late Protozoic gabbroic and diabase dikes which trend north to northeast or east-west.

Property Geology

The Courageous Lake property consists of a sequence of northerly trending, steeply dipping metasedimentary and metavolcanic rocks, with tops to the east.  All of the currently recognized gold occurrences on the property are located within or near the top of the second cycle of volcanism of the CLGB.  The thickest part of this second volcanic cycle is located north of Matthews Lake where drag folding has duplicated the section.  Generally, the units that make up the second volcanic cycle are about 2 kilometers thick and have been subdivided into 8 distinct mappable units.

These units are a mafic volcanic unit, which forms the basal member of the second volcanic cycle; A lower felsic volcanic unit which is overlying the mafic volcanic rock units; A carbonate unit, which is a distinctive alteration of a felsic volcaniclastic unit; Gully sedimentary rocks of interbedded argillite and greywacke beds; Upper felsic volcanic unit, which overlies the gully sedimentary rocks and is comprised of rhyolite flows, felsic pyroclastic fragmental rocks and volcaniclastic debris flows; A mineral deposit, which is a distinct subdivision of the upper felsic volcanic unit; and transitional sedimentary units, which are composed of clastic felsic ash and lapilli beds.

Both the main Tundra and Carbonate deposits within the Courageous Lake property strike north-south and have a near vertical dip component.  The deposits are characterized by moderate to intense shearing, sericite-carbonate alteration, and quartz veining.  These mineralized deposits are very persistent along strike and down dip.  The continuity of gold mineralization has been demonstrated to be at least 800 meters along strike based upon previous drilling results.  Within the area that has been tested by drilling, the continuity of gold mineralization is at least 100 meters in a down dip direction.  The limits of gold mineralization have not been fully tested and the deposit remains open along strike and down dip.

Gold Resources

Over the period of previous exploration at Courageous Lake, several resource estimates have been prepared.  The most detailed historic estimates were conducted by Noranda in 1990 at the conclusion of its underground exploration program, by Placer Dome in 1999 at the conclusion of its exploration program and by RMI in July 2002 and December 2004.

In January 2007, RMI completed a new resource model incorporating the results from the Issuer’s 2005 and 2006 exploration programs and in February 2007, the 2007 Courageous Lake Estimate Report setting forth this estimate was filed on SEDAR. The 2007 Courageous Lake Estimate Report provided resource estimates at various cut-off grades. In September 2005, a Preliminary Assessment was completed for the project which indicated that a 0.83 gram per tonne cut-off grade was appropriate for the deposit. Using its own estimation parameters and a cut-off grade of 0.83 grams of gold per tonne, RMI calculated a measured resource of 6.29 million tonnes grading 2.92 grams of gold per tonne (591,000 ounces of gold) and an indicated resource of 53.0 million tonnes grading 2.14 (3,648,000 ounces) for a total measured and indicated gold resource of 4,239,000 ounces.  In the inferred category, RMI estimated the project contains an additional 93.7 million tonnes of material grading 1.98 grams of gold per tonne (5,966,000 ounces).

The new resource model constructed for the Courageous Lake deposit now incorporates data from a total of 488 holes drilled by Seabridge, Noranda and Placer Dome totaling 131,338 meters.  Approximately two thirds of the total drilled meterage (86,810 meters) was assayed for gold by the three companies.  Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks, just below a transition zone to volcanoclastic and sedimentary rocks.  During RMI’s site visits, drill core was inspected against assay and geologic logs to verify the logging practices.  The assay data provided in the electronic databases by Seabridge were randomly compared by RMI to certified assay lab sheets and were found to be accurately entered.  No bias was found by RMI in the check assay results that were made available by Seabridge.  RMI reviewed the QA/QC procedures implemented by Seabridge during its 2004, 2005 and 2006 exploration programs and found them to meet industry standards.  RMI concluded that it had no reason to believe that the QA/QC procedures implemented by Noranda and Placer Dome during their exploration campaigns did not meet industry standards.  RMI determined that exploration data from Seabridge’s 2004-2006 campaigns and data from historical programs were collected and analyzed by reputable drilling and analytical firms and are suitable to be used for estimating mineral resources.

Similar to the 2004 estimate (also completed by RMI), block model gold grades in the new Courageous Lake resource model were estimated using an inverse distance weighting interpolation procedure.  Grade estimation in the new model was restricted to rigorously constructed mineralized zones (known as “wire-frames”) that were originally defined by Placer Dome, and later revised by Seabridge using geologic and mineralogic controls along with new drill data.  These zones generally strike north-south and dip steeply to the west.  Individual assays were capped within each zone prior to compositing the assay data. The estimated block grades were then classified into Measured, Indicated, and Inferred Mineral Resource categories using distance to drilling data and the number of drill intersections. Measured Resources were defined for blocks estimated by two or more drill holes provided that at least one sample was within five meters of the block.  Indicated Resources were defined by blocks estimated by two or more drill holes with at least one sample within 22 meters of the block.  Inferred Mineral Resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 60 meters.  Due to a number of unassayed Noranda drill hole intervals, RMI reduced the amount of Inferred Mineral Resources in localized areas associated with unassayed core holes.  RMI has recommended that Seabridge undertake a drilling program to test some of these areas for possible additional resources.  It is RMI’s opinion that the new resource model is globally unbiased and locally reflects the grade of nearby drill hole composites.

RMI calculated the gold resources applying the definitions set out in National Instrument 43-101.

Preliminary Assessment

In September 2005, a Preliminary Assessment for the Courageous Lake project was completed by a group of independent consultants. In March 2008, an updated Preliminary Assessment for the Courageous Lake project was completed by a group of independent consultants including Wardrop Engineering Inc. (“Wardrop”), Snowden Mining Consultants Inc. (“Snowden”), EBA Engineering Consultants Ltd. (“EBA”), TJS Mining-Met Services Inc. (“TJS”), W.N. Brazier & Associates Inc. (“Brazier”), and Resource Modeling Inc. (“RMI”) (collectively the “Project Consultants”).

The Preliminary Assessment is dated March 10, 2008 and is entitled "Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008" (the “2008 CL Preliminary Assessment Report”). The infrastructure evaluation and the overall study were coordinated by T.J. Smolik of TJS Mining Met Services, Inc. Other consultants with their responsibilities included the following:

•	Wardrop Mining and Minerals under the direction of Ken Deter (Process) and Frank Grills (Process Capital Costs)

•	Snowden Mining Industry Consultants under the direction of Dick Matthews (Mining Plans, Mine Capital, Mine Operating Costs, and Financial Analysis)

•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (Electrical Power Supply including Capital Costs and Minesite Unit Energy Cost).

•	EBA Engineering Consultants Ltd under the direction of Eric Fier (Environment, Geotechnical and Tailings)

•	Resource Modeling Inc under the direction of Michael Lechner (Mineral Resources)

All of the named consultants involved in the Study are Qualified Persons under National Instrument 43-101 and are independent of the Issuer.

The 2008 CL Preliminary Assessment Report contains the expression of the professional opinion of TJS, Waldrop, Snowden, Brazier, EBA and RMI based on: (i) information available at the time of preparation, (ii) data supplied by outside sources, (iii), conclusions of other technical specialists named in the 2008 CL Preliminary Assessment Report and (iv) the assumptions, conditions and qualifications in the 2008 CL Preliminary Assessment Report.  The quality of the information, conclusions and estimates contained in the 2008 CL Preliminary Assessment Report are based on industry standards for engineering and evaluation of a mineral project and is consistent with the intended level of accuracy.  The study is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that this Preliminary Assessment will be realized. The remainder of this section summarizes the findings of the 2008 CL Preliminary Assessment Report.

The independent consultants have continued with earlier conclusions that an open-pit mining operation, with on-site processing, is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average annual production of 500,500 ounces of gold at a life of mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$ 500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$ 1.13 billion.

Mineral Resources

At a 0.83 gram per tonne cut-off, gold resources for the project drawn from the 2007 Courageous Lake Estimate Report were stated as follows:

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

Snowden used the resource model prepared by RMI as part of its development of the mining plan for the project, the model was not validated and grades and were accepted as is. RMI has noted that further work would be required, including in-fill drilling, to advance the project to acceptable levels of Measured and Indicated Resources for a pre-feasibility or bankable feasibility study.

Mine Planning

A preliminary pit was selected based on the following cost estimates and operating assumptions.

Variable	Units
Mine Cost	$US1.14/tonned mined (average)
Processing and G&A Cost	$US14.19/tonne processed
Processing Rate	9.125 million tonnes per year
Pit Slopes	55d SW and 50d NE
Dilution	5% (metal only)
Metal Recovery	88.9%

Snowden used Whittle (Lerchs Grossman) software to determine the optimum pit shell. Incorporated in the pit optimization analysis were the pit slope criteria developed by EBA. Snowden also determined that a mining dilution factor of 5% grade dilution (equivalent to metal loss) was appropriate for the base case estimate. Based on their analysis, using the December 2006 EBA geotechnical projections of pit slopes, Snowden estimated the in-pit diluted resources within the ultimate pit limit as follows:

Courageous Lake In-Pit Material above 0.76 gram per tonne cut-off

Tonnes (000’s)	Grade (g/t)	Total Ounces Fed	Waste Tonnes (000’s)	Total Tonnes (000’s)
106,000	1.91	6,510,000	782,000	888,000

Sensitivities were run and determined that pit size is most sensitive to gold price and least sensitive to operating costs.

To ensure high grades in the early years, a phased mining strategy with stockpiling is proposed. In this approach, the highest economic value material is the focus of the initial development phase of the open pit, with progressively larger pit shells developed sequentially outward until the final phase establishes the ultimate pit limit described above. The maximum mining rate was set at 100 million tonnes per year with the mill feed rate set at 9.125 million tonnes per year. The average strip ratio over the life of the mine is 7.4:1, and peaks at around 20:1 in years 5 and 6 when large quantities of waste must be removed and the plant feed would come from stockpiles developed in earlier years.

To maximize productivity and minimize unit mining costs, large-scale state-of-the-art mining equipment has been selected for the mine operation. Haulage trucks with a 240 tonne payload capability combined with large capacity hydraulic shovels have been specified. Manpower requirements were estimated based on a 12 hour shift schedule, working four days on and four days off with four full crews of operating and maintenance personnel providing a 24 hour per day, 7 day per week operation. Over the life of mine, Snowden has estimated average mining costs of US$ 1.14 per tonne of material mined.

Metallurgical Process and Plant

The project’s gold to sulphur ratio compares favourably with other operating refractory gold mines. Mineral samples from the Courageous Lake deposits can produce a high-grade flotation concentrate at a relatively coarse primary grind size. Total process operating costs are estimated at US$13.14 per tonne of milled.

The proposed process plant is designed to treat an average of 9.125 million tonnes of mineralization per year. To reduce the project’s comminution energy requirements, a High Pressure Grinding Roll (HPGR) circuit is proposed for the comminution process. The mill feed is processed through a primary gyratory crusher and stored in a coarse mill feed stockpile. The primary crushed material is reclaimed by conveyor and sent to screening and secondary crushing. It is then treated through the high efficiency grinding rolls. The HPGR product is further ground in a grinding circuit consisting of two ball mills and hydrocyclones.

The hydrocyclone overflow is sent to flotation for upgrading. The rougher flotation circuit consisting of 130 cubic meter flotation cells, connected in series, is estimated to recover over 90% of the gold in the rougher concentrate. The concentrate is then reground in a tower mill and upgraded by one stage of cleaner flotation. The cleaner concentrate is further reground in a tower mill and thickened prior to the subsequent oxidation processes. The cleaner tailings containing a low gold content is thickened and pumped to the gold leach circuit for treatment with the oxidized concentrate products.

The upgraded cleaner concentrate is then sent to a two-stage oxidation (hybrid) circuit consisting of biological leaching to partially oxidize gold bearing sulfides in the concentrate and conventional pressure oxidation to oxidize the remaining sulphides. After the oxidized slurry is cooled, it is sent through a washing circuit to reduce the acidity and is then conditioned with lime prior to cyanide gold leaching.

The pH-adjusted slurry is pumped to a gold leach circuit utilizing activated carbon (CIP Circuit) to adsorb dissolved gold. The cleaner flotation tailings are also leached in this circuit. The activated carbon is then treated in a pressure stripping circuit to remove adsorbed gold from the carbon for ultimate deposition and removal in an electrowinning circuit. The overall gold recovery is expected to be 89% with these process stages.

The diluted acid solution from the washing stage is recycled to the flotation circuit and the excessive acid solution is treated by a lime neutralization circuit.

Infrastructure

Due to the remote location, the Courageous Lake project requires its own power generation, a permanent camp, access by air and warehousing and storage at site. Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. The project’s electrical running load of 45 MW can be supplied entirely by diesel generation which can be supplemented with 20 MW peak capacity of wind power generation (estimated to average 6.6 MW of power demand over a yearly time period). The economic comparison of power costs from on-site combustion turbines compares favourably with multiple units of diesel generators. Control systems are available for handling the variable output of the wind generation units. An airport with a 6,500 foot runway, apron and hangar have been incorporated into the study together with local minesite access roads.

Environmental and Project Scheduling

It is estimated that the project would take approximately six years to commence production with the environmental and permitting process for the project estimated at two years. To be proactive in project permitting, Seabridge initiated environmental baseline data collection and community consultation in 2004 and continued the work during 2005, 2006 and 2007. During the two-year environmental process, the in-fill drilling, bulk sampling and final feasibility study could be completed. Final detailed engineering and procurement would subsequently require approximately two years. The construction and commissioning period is estimated at an additional two to three years.

Tailings Management

The preferred location for a tailings impoundment is east of the Courageous Lake deposit and plant site. A “wet tailings” scenario will require a footprint of almost two square kilometers with major engineering and construction of an impoundment to hold approximately 106 million tonnes of processed material. A waste material dump is located west of the proposed mill site.

Project Operating Costs

Average operating costs over the 11.6 year mine life are estimated as follows:

Estimated Annual Operating Costs in U.S. Dollars

	Annual Costs ($’000s)	$/tonne processed	$/ounce Gold Recovered
Mine	87,500	9.59	174

Process
Consumables	45,908	5.03	92

Manpower	10,421	1.14	21

Power – Process	57,427	6.29	115
Power – Services	6,132	0.67	12

G & A Including Camps, Roads,	9,569	1.05	19

Transportation & Refining	1,001	0.11	2

TOTAL	217,958	23.88	435

Project Capital Costs

The initial capital costs for the project are estimated as follows:

Estimated Initial Capital Costs in U.S. Dollars

Item	Estimated Cost ($000’s)
Mine Direct Costs	137,581

Plant Direct Costs	277,142
Primary Crushing	16,501
Secondary + Tertiary Crushing	32,828
Grinding	18,612
Flotation	17,742
Concentrate Regrinding, Cleaning & Thickening	10,999
Bio-Oxidation (BIOX)	27,633
Pressure Oxidation (POX)	19,355
Counter Current Decantation (CCD)	2,270
POX Gas Handling/Scrubbing	3,081
CIP Neutralization	748
CCD Neutralization	4,776
Leach and Carbon-in-Pulp	5,448
Carbon Stripping and Reactivation	4,929

Item	Estimated Cost ($000’s)
Gold Electrowinning & Refining	3,634
Reagents	2,803
Lime Unloading & Storage	16,890
Utilities & Mobile Equipment	32,857
DCS System	2,499
Buildings and Containment Area	33,383
Plant Site Earth Work	2,132
Cyanide Destruction	921
Mobile Equipment	2,486
Air Separation Plant	14,613

Environmental & Tailings Mgmt Direct Cost	17,286
Environmental & Tailings Management	17,101
Effluent Treatment	185

Infrastructure	187,480
Power Generation including Wind Power	157,816
Permanent Mine Camp	14,628
Air Strip and Roads	15,036

TOTAL DIRECT COSTS	619,488

Construction Indirect	37,962
Spare Parts	16,657
Owner's Costs	5,800
Engineering & Procurement	57,720

TOTAL INDIRECT COSTS	118,139

TOTAL DIRECT AND INDIRECT COSTS	737,627

CONTINGENCY @ 15%	110,644

TOTAL INITIAL CAPITAL COSTS	848,271

Total sustaining capital and closure costs over the life of the mine are estimated at US$51 million.

Base Case and Sensitivity Financial Analysis

Using the input parameters described above and a gold price of US$690 per ounce, net cash flows were developed for the base case. The following sensitivity analysis was also performed:

•	Gold Price – ranging from US$600 to US$1,000 per ounce. The estimated breakeven gold price for the project is at US$600 per ounce using the base case assumptions.

•	Capital and Operating Costs – costs were varied by ± 10% from the base case with the results summarized the in the table below. Capital costs have a smaller impact on the project than operating costs.

Pre-Tax Cash Flow Sensitivity
Variables	Project Net Cash Flow (US$millions)	Project NPV @ 5% (US$millions)	Project IRR

Base Case (Gold @ US$690)	$500	$175	9%

Gold @ US$600	($13)	($195)	0%
Gold @ US$700	$557	$217	10%
Gold @ US$800	$1,127	$629	19%
Gold @ US$900	$1,696	$1,042	28%
Gold @ US$1,000	$2,266	$1,454	36%

Capital Costs +10%	$411	$92	7%
Capital Costs -10%	$589	$260	12%

Operating Costs +10%	$245	($6)	5%
Operating Costs -10%	$753	$358	13%

Project Opportunities

Work on the Courageous Lake project will be continued to evaluate modifications which could improve project economics. Some of the opportunities identified are as follows:

•
All-weather road: An all-weather road in close proximity to the site would have a large positive impact on the project’s capital and operating costs. Various levels of government, and Native Groups, continue to study the all-weather road possibilities. There would be a significant reduction in on-site storage requirements, especially fuel oil and reagents such as lime.

•
Power generation sharing: A coal-fired power plant developed in the Bathurst Inlet, and the installation of a power transmission line to the three diamond mines and Courageous Lake, would significantly reduce operating costs for these mines. A shared power-generating facility seems a reasonable approach. This approach is presently being investigated in Nevada by Newmont, Phelps Dodge and Barrick Gold.

•
Mine life extensions: As demonstrated in the sensitivity analysis, the potential extension of mine life could have a positive material impact on the project's pre-tax net cash flow. Additional drilling would improve the confidence levels of the Courageous Lake resource estimates and may also provide more information that would improve ore scheduling from the open pit.

•
Alternate power schemes: The option of hydro power from the Tolstan Station is another possibility; long power transmission lines would have to be built to benefit from this power source. Wind generation at site is capital intensive, but produces energy at very low operating costs. Further site work is needed to document the wind and weather conditions which would apply to wind power generation.

Environmental/Regulatory

The Issuer began to collect environmental data at their Courageous Lake, NWT property in 2003.  The data collection was designed and implemented by EBA Engineering Consultants Ltd. and focused on multi-year studies required to obtain operating permits.  To date the data includes archaeology, fisheries, water quality, hydrology and wildlife.  The environmental program in 2005, 2006 and 2007 included hydrology and a comprehensive review of environmental data collection programs to support the application to the McKenzie Valley Land and Water Board for development licenses and permits.

KSM Project

Summary

The KSM project is comprised of two contiguous claim blocks in the Iskut-Stikine region in British Columbia, approximately 20 kilometres southeast of the Eskay Creek Mine.

At the time of Issuer’s acquisition, the project consisted of two distinct zones (Kerr and Sulphurets) which had been modelled separately by Placer Dome (CLA) Limited ("Placer Dome").  Drilling by the Issuer during 2006 and 2007 confirmed a new zone, the Mitchell zone, which is significantly larger than the Kerr and Sulphurets zones.

In early 2008, RMI completed mineral resources estimates for all three zones of the KSM project.

The Issuer engaged a group of independent consultants to undertake a Preliminary Assessment for KSM incorporating the 2008 resource estimates. The study was completed in January 2009.

During 2008, the Issuer continued exploration efforts at KSM designed to further upgrade and expand mineral resources. In March 2009, RMI completed an updated KSM resource estimate. The Issuer plans to update the January 2009 Preliminary Assessment with this new resource estimate.

Acquisition Agreement

In June 2000, the Issuer entered into a Letter of Intent with Placer Dome to acquire a 100% interest in Kerr-Sulphurets.  On March 28, 2001, the Issuer and Placer Dome executed a definitive acquisition agreement.  Closing of the transaction was delayed until June 2001 at which time Placer Dome was able to obtain a satisfactory release of its environmental obligations associated with the project.  At closing, in consideration for a 100% interest in the Project, the Issuer issued Placer Dome (i) 500,000 common shares of the Issuer; (ii) 500,000 common share purchase warrants, exercisable by Placer Dome at C$2.00 per share for two years; and (iii) a 1% net smelter royalty interest on the Project, capped at C$4.5 million.  The 500,000 common share purchase warrants were exercised by Placer Dome in early 2003.  The Issuer will be obligated to purchase the 1% net smelter royalty from Placer Dome for $4.5 million in the event that a positive feasibility study demonstrates a 10% internal rate of return after tax and financing costs.

Option Agreement

In September 2002, the Issuer optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.).  During 2003 and 2004, Noranda conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In April 2006, the Issuer announced that it had reached agreement with Falconbridge whereby the Issuer would re-acquire Falconbridge’s option to earn up to a 65% interest at KSM for 200,000 common shares of the Issuer and 2.0 million conditional common share purchase warrants of the Issuer with an exercise price of C$13.50 per share. The transaction closed in August 2006. With the announcement of an initial mineral resource at the Mitchell zone, the full 2.0 million warrants became exercisable in February 2007. During 2007, all two million warrants were exercised and the Issuer received $27 million in proceeds.

Technical Reports

All disclosure relating to Mineral Resources contained in this Annual Information Form with respect to the KSM Project was prepared by RMI under the direction of Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690), a Qualified Person under NI-43-101. RMI has completed three separate Technical Reports for the KSM project. The first report entitled “Kerr-Sulphurets Technical Report, Northern British Columbia” is dated February 29, 2008 and deals with the Kerr and Sulphurets zones at the KSM project (the “2008 Kerr-Sulphurets Report”). The second report entitled “Mitchell Technical Report, Northern British Columbia” is dated March 27, 2008 and deals with the larger Mitchell zone at the KSM project (the “2008 Mitchell Report”).  The third report entitled “Upated KSM Mineral Resources” is dated March 30, 2009 and deals with updated resources for the KSM project incorporating 2008 drilling results (the “2009 KSM Report”).

The following material (up to “2008 Resource Estimates”) on the KSM Project summarizes information from the 2009 KSM Report.

Location and Climate

The KSM property is located in the Iskut-Stikine River region, approximately 65 km northwest of Stewart, British Columbia (see Figure 4).  The property is centred at latitude 56º30' North and longitude 130º West on NTS map sheets 104B/8W and 8E, 104B/9W and 9E.

Access to the property is by helicopter from Stewart.  Mobilization of equipment and personnel can be staged quite effectively from the Tide Lake airstrip, Bronson Strip or from Bob Quinn and Bell II Crossing on the Stewart Cassiar Highway.

Daily weather patterns in the Iskut region are unpredictable.  However, prolonged clear sunny days can prevail during the summers.  Snowfalls and strong winds can be expected from early-October until mid-April with temperatures varying widely between 0º and -40ºC.  Snowpack ranges from one to two metres but high winds can create snowdrifts up to 10 metres.

Land Status

The property consists of 30 contiguous mineral claims and 19 contiguous placer claims covering an area of approximately 6,726 hectares while the placer claims cover about 4,554 hectares. It should be noted that most of the placer claims lie “over the top” of the mineral claims. Seabridge also has acquired 45 contiguous mineral claims (Seabee Property) that are located about 19 kilometers northeast of the KSM property.

The KSM mineral claims were converted from 58 legacy claims to B.C.’s new Mineral Titles Online (MTO) system in 2005. Eleven legacy placer claims were converted in 2005 to nine cell placer claims. Ten cell placer claims have been added to the property and are contiguous with the converted legacy placer claims. In the MTO system, claims are located digitally using a fixed grid on lines of latitude and longitude with cells measuring 15 seconds north-south and 22.5 seconds east-west (approx. 460 by 380 meters at KSM). The legacy claims were located by previous owners by placing tagged posts along the boundaries; however the survey method employed in locating the legacy claims is not known. With the MTO system no markings are required on the ground and the potential for gaps and/or overlapping claims inherent in the old system is eliminated.

The claims are 100% owned by the Issuer. Placer Dome Inc. (now Barrick Gold) retains a 1% net smelter royalty (NSR) that is capped at $4.5 million. Two of the pre-converted claims (Xray 2 and 6) are subject to a contractual royalty obligation in accordance with terms in the underlying Dawson Agreement. The lands covered by these claims are now contained within the converted Xray 1 claim (Tenure No. 516245). There is an additional underlying agreement whereby advance annual royalties payable to Dawson are being paid by Placer Dome Inc.

Annual holding costs for all of the claims (mineral and placer) are approximately $172,988. In 2007, assessment work was filed to advance the year of expiry to 2018. Neither the KSM placer claims nor the Seabee Property claims have had any work filed to date, but both are in good standing to 2008 and 2009.

The KSM Property falls within the Cassiar-Iskut-Stikine Land and Resource Management Plan (LRMP). There are no Protected or Special Management Areas overlapping the KSM Property. A Conservation-oriented Protection Area and large River Corridor Special Management Area are currently being considered along the lower two-thirds of the Unuk River, which may impact the approval process of potential development plans and valley access to the project. The government has recognized the significance of historical mining activity in this area, which includes the active Eskay Creek gold and silver mine and the past producing Snip, Granduc, and Premier mines. Based on various anecdotal reports, the Provincial government is committed to supporting future mining development in the region.

The KSM Project falls within the traditional lands of the Tahltan First Nation. The Tahltan have been active community and development partners in other mining projects such as the Golden Bear Mine and Barrick's Eskay Creek Mine in Northern British Columbia.

Figure 4 - KSM Project Location Map

YUKON
TERRITORY
NORTHWEST
TERRITORIES
GREENS CREEK
ALASKA
RED CHRIS
GALORE CREEK
KEMESS
ESKAY CREEK
KERR-SULPHURETS PROPERTY
Stewart
BRITISH COLUMBIA
ALBERTA
Prince Rupert
ENDAKO
HUCKLEBERRY
MT. POLLEY
PROSPERITY
AFTON
MYRA FALLS
HIGHLAND VALLEY
Vancouver
Victoria
UNITED STATES
Area
Shown
CANADA
U S A

OPERATING BASE METAL MINES
ADVANCED BASE METAL PROJECTS

Seabridge Gold Inc.

Kerr-Sulphurets Property
British Columbia, Canada

Figure 5 - KSM Project Claim Map

420000 E
425000 E
6265000 N
6260000 N
6255000 N
ICEFIELD
SULPHURETS PROPERTY
MITCHELL GLACIER
Mitchell Deposit Area
Placer Claims
ICEFIELD
HANGING GLACIER
Sulphurets Gold Deposit Area
Kerr Deposit Area
Brucejack Lake
Road - Cat Trail to Bowser R.
KERR PROPERTY
SULPHURETS GLACIER
Seabridge Gold Inc.
Kerr-Sulphurets Property Claim Map
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Exploration and Ownership History

Placer gold was discovered in Sulphurets Creek in the 1880s.  In 1935, copper mineralization was discovered on Mitchell-Sulphurets Ridge in a location now known as the Main Copper Zone.  In 1959, gold-silver mineralization was discovered in the Brucejack Lake area.  These showings were subsequently explored with surface and underground exploration in the 1980s and 1990s as three comparatively small high-grade gold-silver zones by Newhawk Gold Mines Ltd. and Lacana Mining Corp.

In 1960, claims on the Sulphurets property were staked by Granduc Mines Ltd. and some independent prospectors from Ketchikan, Don Ross and Fendell Dawson.  Geological mapping, airborne/ground geophysical and lithogeochemical surveys, packsack and diamond drilling were completed over an eight-year period on Sulphurets Gold, Main Copper and Quartz Stockwork Zones by Granduc and the Newmont Mines Joint Venture.  Gold-silver mineralization was discovered at the base of the Iron Cap area.  Phelps Dodge and Granduc optioned and explored the claims owned by the Ketchikan prospectors.  From 1971 to 1975 Granduc continued exploration on the Sulphurets Property.  The main activities included geochemical sampling, geological mapping and trenching on the Sulphurets Gold and Main Copper Zones.

From 1980 to 1985, Esso Minerals optioned the Sulphurets Property from Granduc with a focus to explore for porphyry molybdenum, bulk mineable copper-molybdenum-gold and gold-bearing vein type zones.  They initially performed work on the Iron Cap, Moly, Brucejack Lake and Sulphurets Gold Zones.  Exploration was continued primarily on the Brucejack Lake Zone and also on Canyon, Sulphurets Lake Gold, Snowfield Gold and Quartz Stockwork Zones.  In 1985, Esso surrendered its interest in the Sulphurets Property to Granduc.

The Alpha Joint Venture ("Alpha") staked the Kerr Property in 1982 to cover a large altered, pyritized and gossanous zone adjacent to promising gold mineralization discovered by Esso on the Sulphurets Property.  Anomalous gold values in soils were identified in 1983 by Alpha and based on these results Brinco Limited optioned the Kerr Property in 1984 and funded the next phase of geological mapping, prospecting and geochemical sampling.  This work outlined a gold anomaly over one kilometre long.

In 1985, Newhawk Gold Mines Ltd. and Lacana Mining Corp. formed a joint venture, and optioned the adjoining Sulphurets Property from Granduc.  The main focus of their activities was to explore the Brucejack Lake prospect with an extensive underground program.  Over the next six years the joint venture also completed work on several other mineralized zones, namely the Sulphurets Gold, Main Copper, Alder, Mitchell Gold, Sulphurets Lake Gold, Hanging Glacier and McQuillan Zones.  Work included diamond drilling on these five zones.

In 1986, Brinco earned its 70% interest in the Kerr project and formed a 70/30 Joint Venture with the Alpha Group.  Brinco then transferred its interest in the joint venture to Western Canadian Mining Corporation.  Field work results defined the geochemical anomaly, some very high rock chip samples and preliminary drilling results confirmed the occurrence of several mineralized zones.

In 1988, the Alpha Joint Venture transferred its 30% interest to Sulphurets Gold Corporation which completed an Initial Public Offering on the VSE.  Diamond drilling by the Western Canadian/Sulphurets Gold Corporation Joint Venture identified the large stockwork of pyrite-chalcopyrite which would ultimately be defined as the Kerr copper-gold porphyry zone.  A major diamond drill program in 1988 tested the mineralized zone over a 1,000 m strike length.

In January 1989, Western Canadian acquired 7,645,512 common shares of Sulphurets Gold Corporation in exchange for their 70% joint venture interest in the Kerr Property.  This resulted in Sulphurets Gold Corporation becoming sole owner of the Kerr Property with Western Canadian holding approximately 74% of the issued and outstanding shares of publicly-listed Sulphurets Gold Corporation.

In October 1989, Placer Dome Inc. completed a lockup and acquisition agreement with Western Canadian that delivered all of Western Canadian’s share holdings in Sulphurets Gold.  By November 1989, Placer Dome’s follow up tender offer to the remaining shareholders resulted in the acquisition of 99% of the issued and outstanding shares of Sulphurets Gold Corporation for $11.45 million.  The Western Canadian acquisition agreement also resulted in the assignment of the Tedray 13 claim and 50% Option Agreement to Placer Dome.  The owners of the remaining 50% interest were Newhawk Gold (60%) and Granduc (40%).  The Tedray 13 Claim is strategically located at the north end of the Kerr Property.  1989 fieldwork completed by Placer Dome included additional diamond drilling to extend the Kerr zone to a strike length of more than 1,600 metres extending onto part of the Tedray 13 Claim.  In 1990 Placer Dome completed a major diamond drill program on the Kerr Property to further define the zone.

During 1992, Newhawk acquired Granduc’s 40% interest in the Sulphurets Property and Tedray 13 Claim.  Placer Dome, in turn, acquired 100% interest in the Sulphurets Property and the Tedray 13 Claim from Newhawk for $7.2 million.  This acquisition included the assignment of two underlying agreements, the Dawson Agreement and the Don Ross Agreement.  Placer completed a major diamond drill program on the Sulphurets Gold Zones and adjoining Kerr zone during the summer 1992.  Total exploration expenditures incurred by Placer on the KSM property through to year-end 1992 was C$6.6 million.

During 1993, Placer Dome completed resource estimates for the Sulphurets Gold Zone and Kerr zone.

During 2003 and 2004, under its option to earn up to a 65% interest in the project from the Issuer, Falconbridge conducted geophysics, surface mapping, surface sampling and target delineation at the project.  Falconbridge completed a $1.3 million drill program on six new targets during the summer of 2005.

In 2006, the Issuer completed a 9,100 meter core drill program at KSM designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets zone and by systematically drilling the promising new Mitchell gold zone identified in previous work. In February 2007, the Issuer announced a 43-101 compliant resource estimate for the Mitchell zone prepared by RMI.

In 2007, the Issuer completed a 15,300 meter core drill program at KSM designed to expand the Mitchell zone’s known gold resource by testing for the strike and depth extensions. In January 2008, RMI completed a 43-101 compliant resource estimate for the Kerr and Sulphurets zones. In February 2008, RMI completed an updated a 43-101 compliant resource estimate for the Mitchell zone. These 2008 resources estimates were incorporated into a Preliminary Assessment for KSM which was completed in January 2009.

In 2008, the Issuer completed a 17,000 meter core drill program at KSM designed to further expand the Mitchell and Sulphurets zones and upgrade inferred resources to measured and indicated. In March 2009, RMI completed an updated 43-101 compliant resource estimate for KSM.

Geology

Regional Geology

The KSM property lies within the Stikine Terrane and is underlain largely by Upper Triassic to Middle Jurassic Hazelton Group volcanic, volcaniclastic and sedimentary rocks at the western edge of the Bowser Basin.  At least three intrusive episodes have been documented in the area.  The most important of these relative to mineralization appears to be felsic to intermediate plugs, small stocks and dykes.  In the Sulphurets area, these intrusions are referred to as the Mitchell Intrusions; many of the intrusions are intensely altered and cut by faults.

The property is centred along the axis of the broad northerly plunging McTagg anticlinorium which forms the major structural element in the region.  The Upper Triassic Stuhini Group argillaceous and turbiditic sedimentary rocks form the centre for the anticlinorium.  These rocks are flanked by a younger volcanic sequence forming the Betty Creek, Unuk River and Mount Dilworth Formations of the Hazelton Group.  Within this geologic framework, copper, gold and molybdenum mineralization and associated alteration are focussed in a local core of the anticlinorium where intense folding, faulting, thrust faulting and intrusions are prevalent.

A number of deformed porphyry and vein type zones occur in the Mitchell-Sulphurets area.  These zones are characterized by a strong copper-gold and minor molybdenum association, and spatially occur along the flanks of a horseshoe-shaped trend.  A distinct mineral zoning pattern can be interpreted with gold-silver along the eastern flank, gold with minor copper and molybdenum at the north end, gold and copper along the west flank and copper with lesser gold at the southwest end.

Sulphurets Zone Geology

Disseminated copper-gold mineralization in the Sulphurets Zone is centred about a hydrothermal breccia (Breccia Gold Zone) and dyke complex (Raewyn Copper-Gold Zone) representing the higher levels of a monzonite-related copper-gold porphyry system.  The zone trends northeasterly and lies in strongly altered and fractured volcanic and immature sedimentary rocks of the Hazelton Group below the Sulphurets Thrust Fault.  Copper and gold mineralization in the Sulphurets Gold Zone is concentrated within a potassic feldspar alteration halo centred about intensely altered hydrothermal breccias and monzonite dykes.  Features of these rocks have been largely overprinted by later silicification (including siliceous hydrothermal pipes) in the Breccia Gold Zone and strong biotite, silica and local chlorite-albite alteration in the Raewyn Copper-Gold Zone.  Both zones are enveloped by a broad halo of phyllic quartz-sericite-pyrite alteration along the length of the Raewyn structural panel.  Alteration overprinting in proximal areas was accompanied by significant local remobilization of copper and gold.  Later faulting within the Raewyn panel was probably associated with regional scale Cretaceous compression and has further complicated the geologic relationships.  The combined gold (>340 ppb) and copper (>1000 ppm) lithogeochemical anomaly associated with the Sulphurets Gold Zone Target has a strike length of 2.5 kilometres by up to one kilometre in width.

The Sulphurets Gold Zone contains two distinct styles of gold-copper mineralization which are central to a complex series of overlapping hydrothermal alteration zones.  The Breccia Gold Zone contains gold in the 2.0 g/t Au to 4.0 g/t Au range, minor copper and, possibly, an association between gold and coarse pyrite.  The Raewyn Copper-Gold Zone has a significant copper content as chalcopyrite with closely associated gold and local molybdenum mineralization.  Values in the range of 0.30% Cu to 0.80% Cu and 0.40 g/t Au to 1.00 g/t Au are common.

The Sulphurets Gold Zone trends northeasterly and sub-parallel to the Sulphurets Thrust Fault.  The zone which has a relatively shallow northwesterly dip with variable widths of between 75m to 200m has been defined by drilling over a strike length of 1,000m.  It is open to the southwest; a lithogeochemical anomaly indicates the potential extension of this zone towards the Sulphurets Lake Gold Zone for at least another one kilometre.

Kerr Geology

The Kerr zone extends approximately 3,000 m in a northerly trend from the crest of a ridge above the southwestern branch of the Sulphurets Glacier down to the lower slopes of a cirque-like basin just above Sulphurets Lake.  A large strongly-leached, schistose pyritic gossan is developed along the face of the cirque.

The Kerr zone is a pyrite-rich copper-gold system that has been developed in strongly altered and deformed monzonitic intrusions in Stuhini Group sedimentary and volcaniclastic rocks.  Alteration and mineralization are characterized primarily by variable amounts of sericite, chlorite, quartz, anhydrite, pyrite and chalcopyrite.  The most important mineralization type is quartz stockwork with associated pyrite, chalcopyrite, bornite, tetrahedrite and rare enargite.  The strongest copper-gold mineralization is associated with a core of chlorite-bearing alteration and quartz stockwork.  Strong phyllic alteration with quartz and disseminated pyrite flanks the core zone.

A total of 144 diamond drill holes were completed on the Kerr zone during the period 1985 to 1992.  The zone is primarily defined by its copper content in a 50º to 60º westerly dipping, 100 to 150m wide, 1,900m long zone, that extends to depths of 350 m below surface.  Vertically, the mineralization has been defined on surface from an elevation of 1150 m at the base of the cirque to elevation 1750 m at the crest of the cirque.

Mitchell Geology

The Mitchell zone is situated at the base of the Mitchell Glacier within an erosional window through the major thrust fault complex that crosses the property. The intermediate volcanic rocks exposed in the erosional window are dominated by intense phyllic alteration that diminishes to the west. This conspicuous phyllic alteration is characterized by abundant fine-grained pervasive sericite, 5 to 20% pyrite and quartz stockwork veins that locally exceed 80% of the rock mass. Gold and copper are associated with fine grained sulfide minerals which are disseminated in the rock and in stockwork veins. Gold and copper grades in the drill results are remarkably consistent down hole, along and across strike. This homogeneity of grades and the lack of sharp grade contrasts across the Mitchell zone probably resulted from regional deformation of the mineral system after its deposition.

2008 Resource Estimates

The following material on the KSM Project summarizes information from the 2008 Kerr-Sulphurets Report and the 2008 Mitchell Report.

A significant amount of work has been performed on the Kerr and Sulphurets zones by previous owners including Placer Dome. Placer Dome had prepared resource estimates for the Kerr and Sulphurets zones which pre-dated National Instrument 43-101, and as such, were reported by Seabridge as “historic estimates”. Placer tabulated their historical resource estimates by using a gold only cutoff grade for the Sulphurets zone and a copper only cutoff grade for the Kerr zone.  In the 2008 Kerr-Sulphurets Report, RMI remodeled these zones using independently constructed gold and copper grade envelopes as the primary constraint for estimating block grades and then tabulated Mineral Resources by using a gold equivalent cutoff grade (which converts copper values to gold values at set prices and estimated metal recoveries). RMI also incorporated holes drilled by Seabridge at Sulphurets in 2006.

In the 2008 Kerr-Sulphurets Report, RMI estimated gold and copper grades using inverse distance weighting methods within grade envelopes that were constructed for each zone.  The estimated block grades were classified into Indicated and Inferred Mineral Resource categories based on mineralized continuity that was determined both visually and by variography together with proximity to drill hole data. The stated resources are contained within conceptual pit shell envelopes developed for each zone using the Lerchs-Grossmann algorithm and operating input parameters that were deemed to be appropriate for these zones. These pit shell envelopes suggest a waste-to-ore strip ratio for the two zones of less than two to one.  The gold equivalent grade was calculated using gold and copper prices of US$650/ounce and US$2.00/pound, respectively.

In February 2007, RMI completed a 43-101 mineral resource estimate for the Mitchell zone based on 9,530 meters of core drilling, including 23 holes (7,476 meters) drilled by Seabridge at Mitchell during 2006. In 2007, the Issuer completed an additional 15,300 meter of core drilling at the Mitchell zone, designed to upgrade and expand mineral resources. In February 2008, RMI completed an updated mineral resource estimate for Mitchell, as set forth in the 2008 Mitchell Report.

In the 2008 Mitchell Report, RMI estimated gold and copper grades using inverse distance weighting methods within gold and copper grade envelopes that were constructed for the Mitchell zone. RMI notes that kriging results compare very favourably with the inverse distance estimate. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. As part of the analysis, RMI constructed numerous conceptual pit shell envelopes using the Lerchs-Grossmann algorithm. The gold equivalent cutoff grade that was used for summarizing mineral resources was calculated using $650 gold and $2.00 copper.

In the 2008 Kerr-Sulphurets Report, the database for the Kerr zone incorporated 144 core drill holes totaling 26,409 meters while the database for the Sulphurets zone incorporated 60 core drill holes totaling 13,033 meters.   The majority of the drilling data for the Kerr zone were collected by Placer Dome during the early 1990s. In the 2008 Mitchell Report, the database for the Mitchell zone incorporated 69 core holes totaling 24,824 meters.

The following table summarized RMI’s estimate of gold and copper resources for the Kerr and Sulphurets zones as of January 9, 2008 in the 2008 Kerr-Sulphurets Report as well as the gold and copper resources for the Mitchell zone as of February 18, 2008 in the 2008 Mitchell Report, all using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade:

Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cutoff Grade

	Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Preliminary Assessment

A Preliminary Assessment for the KSM project was completed by a group of independent consultants all of whom are independent of Seabridge and are Qualified Persons under National Instrument 43-101. The  Preliminary Assessment is dated December 19, 2008 and is entitled “Kerr-Sulphurets-Mitchell Preliminary Economic Assessment 2008” (the “2008 KSM Preliminary Assessment”).

The consultants with their responsibilities are as follows:

•	Resource Modeling Inc. (RMI)

•	Moose Mountain Technical Services (MMTS)

•	Wardrop Engineering Inc. (Wardrop)

•	WN Brazier Associates Inc. (Brazier)

•	Klohn Crippen Berger Ltd. (KCBL)

•	Bosche Ventures Ltd. (BVL)

•	McElhanney Consulting Services, Ltd. (McElhanney)

•	BGC Engineering Inc. (BGC)

•	Rescan Environmental Services Ltd. (Rescan).

Mr. Michael J. Lechner (P. Geo (B.C.), RPG, CPG) of RMI visited the property on August 9, 2007, and is the Qualified Person (QP) for all matters relating to the mineral resource estimate and mining.

Mr. Jim Gray (P.Eng.) of MMTS visited the property on September 25, 2008 and is the QP for matters relating to mining, mining capital, and mine operating costs.

Mr. John Huang (Ph.D, P.Eng.) of Wardrop visited the property on September 16, 2008 and is the QP for matters relating to the metallurgical testing review, mineral processing, and process operating costs.

Mr. Frank Grills (P.Eng.) of Wardrop visited the property on September 16, 2008 and is the QP for matters relating to the process capital cost estimate and infrastructure.

Mr. Harold Bosche (P.Eng.) of BVL visited the property on September 16, 2008 and is the QP for matters relating to the mill feed haulage tunnel infrastructure and tailing delivery and reclaim.

Mr. Neil Brazier (P.Eng.) of Brazier visited the property on September 16, 2008 is the QP for matters relating to power supply.

Mr. Graham Parkinson (P.Geo.) of KCBL visited the property on October 23 to 25, June 9 and 10, as well as June 24 to 29, 2008, and is the QP for matters relating to diversions and seepage collection ponds, tailing dams, tailing access roads, pipeline, haulage, and diversion tunnels, hydro plant, and waste dumps.

Mr. R.W. (Bob) Parolin (P.Eng.) of McElhanney visited the property on June 21, 2008 and is the QP for matters relating to main and temporary access roads.

Mr. Greg McKillop (P.Geo.) of Rescan visited the property on June 9 and 10, and July 29, 2008 and is the QP for matters relating to environmental considerations.

Mr. Warren Newcomen (P.Eng) of BGC visited the property on September 17 to 20, 2008 and is the QP for matters relating to the pit slopes.

The following material on the KSM Project summarizes information from the 2008 KSM Preliminary Assessment.  Although an updated resource estimate of the KSM Project has been completed as of the date of this Annual Information Form, this resource estimate was not complete at the time of the publication of the 2008 KSM Preliminary Assessment and the resource estimates from the 2008 Kerr-Sulpherets Report and the 2008 Mitchell Report were used in the 2008 KSM Preliminary Assessment.

The 2008 KSM Preliminary Assessment envisages a large tonnage open-pit mining operation at 120,000 metric tonnes per day of mill feed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck or pipeline to the nearby deep-sea port at Stewart, B.C.  A separate molybdenum concentrate and gold-silver dore will also be produced at the processing facility. A mine plan combining production from the Kerr, Sulphurets and Mitchell zones would sustain a mine life of approximately 30 years producing 19.1 million ounces of gold, 5.4 billion pounds of copper, 64.1 million ounces of silver and 32.3 million pounds of molybdenum. Average annual tonnes to the mill are 43.2 million, with total tonnes to the mill over the 30 year mine life at 1.28 billion.

Initial capital costs, including contingencies, for the proposed operation total US$3.4 billion, or approximately US$180 per ounce of gold produced over the projected life of the mine. Sustaining capital, closure and reclamation costs are estimated at US$943 million, or approximately US$50 per ounce of gold produced. Average mine, process and G &A operating costs (including pre-stripping and waste handling) over the project’s life are estimated at US$11.89 per tonne before base metal credits. These capital and operating costs use 2008 third quarter input prices which are above current levels and an exchange rate of Cdn$1.00 to US$0.92.

A base case economic evaluation was undertaken incorporating historical three-year trailing averages for metal prices as of October 31, 2008. This approach is consistent with the guidance of the United States Securities and Exchange Commission, is accepted by the Ontario Securities Commission and is industry standard. Cases were also constructed using historic average metal prices for one and two years. Finally, a case was prepared using recent spot prices. The pre-tax economic results in U.S. dollars for the base case was a US$9.1 billion pre tax net cash flow over the life of the project, a US$2.9 billion pre tax net present value at a 5% discount rate, life of mine average cash operating costs of minus US$11 per ounce of gold (after metal credits, including silver) and average life of mine total costs of US$233 per ounce of gold (after metal credits).

Mineral Resources and Mine Planning

RMI constructed three-dimensional block models for the Kerr, Sulphurets, and Mitchell zones.  Independent gold and copper grade wireframes were constructed from cross sectional polygons which were then reconciled in bench plan.  These wireframes were used by RMI in a multi-pass inverse distance grade interpolation plan.  The estimated block grades were validated using visual and statistical methods.  Based on those results, it is RMI’s opinion that the grade models are globally unbiased and suitable for subsequent pit optimization studies.  The estimated block grades were classified into Indicated and Inferred Mineral Resource categories using distance to data in conjunction with the number of drill holes that were used to estimate block grades.  The resource information by RMI was reported in Technical Reports filed on SEDAR in February and March of 2008.

The following table summarizes the estimated Indicated and Inferred Mineral Resources for each zone.  The Mineral Resources summarized for the Kerr and Sulphurets zones were contained inside of conceptual pits.  The Mineral Resources shown for Mitchell were not constrained by a conceptual pit.

Mineral Resource Estimates at 0.50 g/t Equivalent Gold Cutoff Grade

	Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)	Tonnes (000)	Gold (g/t)	Copper (%)	Gold Ounces (000)	Copper Pounds (millions)
Mitchell	734,163	0.69	0.18	16,287	2,913	667,421	0.62	0.15	13,304	2,206
Kerr	206,272	0.25	0.45	1,651	2,037	51,387	0.21	0.45	352	506
Sulphurets	74,655	0.75	0.24	1,798	388	33,636	0.62	0.20	675	147
Total	1,015,090	0.61	0.24	19,736	5,338	752,444	0.59	0.18	14,331	2,859

Note: this table does not include drilling results from the 2008 exploration program.

A series of Lerchs Grossman (LG) pit shell optimizations were carried out by MMTS using the resource models provided by RMI.

Mine planning pit optimizations used current projected mining, processing, and general and administrative (G&A) costs and metal recoveries from each of the three separate pit areas: (1) Mitchell, (2) Sulphurets, and (3) Kerr.  The 2008 resource definition classifies the mineralization as Indicated and Inferred and both categories were used in the pit optimization.  The LG delineated resources are in-situ and use a net smelter return (NSR) cut-off of $6.24 but do not include any mining dilution or mining loss.

MMTS notes that the mine plan incorporates inferred mineral resources.  Inferred mineral resources are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  Therefore MMTS advises that there can be no certainty that the estimates contained in the 2008 KSM Preliminary Assessment will be realized.

Mining Operations

The mine production schedule, based on the detailed pit phase analysis, varies production annually from the three zones to maximize the NPV returns for the project.  This work utilized MineSight® schedule optimization.  Large-scale shovels, trucks, and mobile equipment were utilized in the mine planning schedules which are then used for the operating cost estimating.

The mining operations will be typical of open-pit operations in mountainous terrain in western Canada and will employ tried and true bulk mining methods and equipment.  There is a wealth of operating and technical expertise, services, and support in western Canada, BC, and in the local area for the proposed operations.  A large capacity operation is being designed and large scale equipment is specified for the major operating areas in the mine to generate high productivities, which will reduce unit mining costs and will allow the lowest mining cost to be achieved.  Large scale equipment will also reduce the labour requirement on site and will reduce the fixed overhead costs for the mine operations.  Much of the general overhead for the mine operations can be minimized if the number of production fleets and the labour requirements are minimized.

Metallurgical Testing

Several metallurgical test programs were carried out to assess the metallurgical response of KSM mineralization.  The most recent test programs were performed in 2007 and 2008.  Laboratory test programs have developed a grinding and flotation circuit for Mitchell and Sulphurets producing copper/gold flotation concentrate and additional gold/silver extraction via a leach circuit treating by-product, gold-bearing sulphide concentrates.

According to the metallurgical test results of the 2008 G&T test program, preliminary estimates for copper, gold, silver, and molybdenum metallurgical performances were developed.  In the projection, the metal recoveries are based on the combined process of flotation and cyanidation.  The flotation process will produce an average 25% copper concentrate grade and a by-product molybdenite flotation concentrate.  The cyanidation leach process on gold-bearing pyrite products will produce a gold-silver dore.

Mineral Processing

The proposed flotation process is projected to produce a copper/gold concentrate with 25% copper grade containing 60% of the mill feed gold values.  Copper flotation recoveries should average 85% with some variability due to copper assay head changes.  A cyanidation circuit (CIL) treating gold-bearing pyrite flotation products will increase the projected overall gold recovery from the Mitchell zone to around 78%.  Silver recovery from the flotation and leaching circuit is expected to be 73% on average.  A separate flotation circuit has been included to recover molybdenite from copper concentrate when higher-grade molybdenite is found in the mill feed.

The mill feed for the KSM project will be processed at an average rate of 120,000 t/d.  The initial plans include a coarse crushing circuit at the Mitchell valley mine site.  The crushing plant will crush the open pit mined materials to 80% passing 150 mm.  A stockpile and reclaiming arrangement will place crushed material onto a conveyor which will move the crushed product to a grinding, flotation and leaching circuit, located approximately 16 km northeast of the Mitchell pit.  A tunnel will be used for conveying the mill feed, for electrical transmission, and for maintenance service between the plant site and the Mitchell valley mine areas.

The process plant will consist of stockpiling, grinding, flotation, concentrate dewatering, cyanide leaching, gold recovery, and related process facilities.  Crushed materials will be reclaimed from the main plant site stockpile and ground to 80% passing 125 µm in a grinding circuit consisting of two SAG mills, four ball mills, and their associated pebble crushers.  The ground material will then have copper/gold minerals concentrated by flotation and also produce a gold-bearing pyrite concentrate for gold leaching.  Depending on molybdenum content in the copper/gold concentrate, the concentrate will be further processed to produce a copper/gold concentrate and a separate molybdenum concentrate.  The gold-bearing pyrite flotation concentrate together with the copper cleaner flotation tailing from the copper/gold cleaner circuit will be leached with cyanide for additional gold and silver recovery.  Prior to storing in the tailing facility, the residues from the cyanide leaching circuit will be washed and subjected to cyanide recovery and destruction.

Tailings and waste Management

The flotation tailing and the cyanide leach residues will be pumped to the tailings management facility located 7 km south east of the process plant.  This large storage impoundment has capacity for the 30 years of KSM mined resource (1,368,000 kt) with impoundment dam heights of 150 m.  Additional storage capacity would be possible by raising the dams or by using another storage area in the Tiegen Creek drainage area.  Cyclone sands will be generated from the low-sulphur flotation tailing and used for dam construction to impound the bulk of the tailing products.  The high-sulphide gold leach tailing product will also be impounded in the tailing pond and eventually covered by water or low-sulphide flotation tailing product.  Water will be managed in the impoundment during operations, by maximizing the return of decanted tailing solutions and minimizing the input of fresh water to the process circuits.

In the Mitchell valley the waste rock from the operation will be segregated according to its potential to generate acid and soluble metals.  A comprehensive testing program using blast hole cuttings will be established to characterize all rock removed from the pits.  This program will be integrated with the ore control program to ensure that mined material is correctly directed to the process plant, the Non-acid Generating (NAG) storage area, or the Potentially-acid Generating (PAG) waste storage area.

A PAG waste rock dump will be located adjacent to the Mitchell pit and will be designed to isolate the PAG waste rock from ground water and surface runoff.  Leachate resulting from internal moisture and precipitation will flow to the treatment plant where pit seepage and dump waters will be treated prior to release.  A conventional high density sludge treatment plant will be employed for the treatment.  This plant will also treat haulage tunnel water.

The NAG waste rock will be used as a foundation for the PAG waste to create a slope to direct impacted solutions to the treatment plant.  A separate NAG waste rock dump may also be required.  An additional PAG dump may be constructed on the south side of the Sulphurets ridge.

Till overburden will be compacted over a drain layer of NAG waste rock under the PAG waste rock to create a seal to isolate that waste rock from ground water.  Other overburden will be disposed in the NAG waste rock dumps.  Overburden will be tested for acid generation prior to use.

Some overburden and glacial till will be stored for later use as a cover for the waste rock dumps to create a moisture barrier and a growth medium for eventual revegetation.  Much of the current surface area of the zones is barren of vegetation due to the relatively recent glacial ice recession.

Environmental Considerations

The KSM project requires an Environmental Assessment Certificate from the Province of BC.  The Canadian federal government will also require approvals for some portions of the project involving tailing storage and any major stream crossings.  The Environmental Assessment process was initiated in March of 2008 with submittal of a “Project Description” to the BC Environmental Assessment Office.  On-site baseline environmental work was initiated by Rescan in the spring of 2008.  Rescan will be leading this work, the preparation of the Environmental Assessment Certificate Application, and the submissions required to acquire operating permits.  Rescan and Seabridge are involved with consultation meetings with local communities, regulatory agencies, regional and municipal governments, the First Nations, and the Nisga’a Nation.

Infrastructure

The plant and mine facility layouts are located to take advantage of the natural topography and, to the extent possible, minimize the impact on the environment.

A tunnel and conveyor from the north side of the Mitchell zone, extending approximately 16 km to the northeast into the upper reaches of the Tiegen Creek valley will be constructed to convey the mill feed for processing and storage.

Highway 37, a major road access to northern BC passes within 13 km of the KSM Project’s proposed tailing site.  A preliminary road study by McElhanney proposes a 13 km routing to the tailing site with a 6 to 8 km extension to the plant site.  Road access to Mitchell Creek will be provided by a 32 km continuation of the Eskay Creek Mine access road.

Copper concentrates (averaging approximately 1,000 t/d) produced at the process site will be filtered near the plant site and transported 200 km by contract trucking firms on Highway 37 and 37A to a storage site near Stewart, BC.  Concentrates will be loaded and shipped via ocean transport to overseas smelters.

Power

The northern most extension of the current BC Hydro grid in this area of the province is a 220 km long, 138 kV transmission line to Meziadin Junction from the Skeena substation near Terrace, BC.  The community of Stewart is provided service by a continuation of the transmission line from Meziadin.  The existing 138 kV transmission line does not have adequate capacity to supply an extension to the KSM property.  There is a currently proposed new 287 kV “Northwest Transmission Line” (referred to as NTL) from Skeena substation following in proximity to Highway 37 past the KSM property as far north as Bob Quinn.  However, due to the uncertainty of whether the NTL will be completed, it is proposed in the 2008 KSM Preliminary Assessment that the power be provided by regular service from BC Hydro at Meziadin Junction under their bulk rate schedule 1823.  This will require significant system reinforcement on the part of BC Hydro, including the construction of a new 287 kV transmission line from Skeena to Meziadin (similar to the current NTL plans).  As the KSM load is large, in the range of 150 MW, BC Hydro’s revenues will be sufficient that they would under current policy fund this construction, only requiring a bond over a seven year period from KSM.  Consequently, the KSM Project would take service at Meziadin and would then be responsible for construction of a 287 kV transmission line from Meziadin to just north of Bell II (98 km in length) and then a further 19 km interconnection to the KSM plant main substation.

Overhead power lines and underground cables will be run from feeder breakers in the main 287 kV step-down substation to distribute power around the plant site.

Service to the Mitchell mine site would be provided by a 69 kV cable (16 km in length) through the conveyor tunnel connecting the plant site.  This supply would terminate at a 69 to 25 kV step-down substation in the proposed Mitchell mine area.  Overhead power lines (25 kV) will extend from the substation to the primary crusher area and around the rim of the open pit mines to service pit equipment.

The recommended power supply option involves construction of 98 km of 287 kV transmission line from Meziadin Junction, generally parallel to Highway 37, to a point just north of Bell II.  The plan is based on use of the same right-of-way and the associated environmental assessment review process, currently underway, for the NTL project and assumes cooperation by British Columbia Transmission Corporation and the BC government.

The 287 kV branch line to the mine (by KSM) includes 13 km of 287 kV transmission line following the mine access road.  The final connection to the plant main substation is accomplished with a 5.5 km long section of solid dielectric 287 kV cable through the 5.1 km long tailing line tunnel.  This avoids a much longer route following the road that would be through avalanche prone terrain.  During later studies, this design should be re-evaluated when more detailed road plans are available but, at this time, cable is the better option.

Project Capital Costs

An initial capital of US$3.426 B is required for the project. All currencies in this section are expressed in Q3 2008 United States dollars (US$).  Costs in this report have been converted using a fixed currency exchange rate of Cdn$1.00 to US$0.92.  The expected accuracy range of the capital cost estimate is +25%, -10%.

Initial capital has been designated as all capital expenditures required to produce concentrate and dore.  A summary of the major capital costs is shown in the following table:

Description	US$000s
Direct Works
Overall Site	68,000
Mining	525,000
Crushing	36,000
Coarse Mineralized Material Stockpile And Reclaim	312,000
Grinding And Flotation	566,000
Tailing Dam	98,000
Mineralized Material Haulage Tunnel	265,000
Pipeline Tunnel	59,000
Mitchell Diversion Tunnel	27,000
Mitchell Diversion Hydro Plant	3,000
Water Treatment	64,000
Site Services And Utilities	11,000
Ancillary Buildings	72,000
Plant Mobile Fleet	6,000
Temporary Services	71,000
Roads, Infrastructure, and Off-Site Facilities	91,000

Description	US$000s
Power Supply	147,000
Subtotal	2,423,000
Indirects
Project Indirects	620,000
Owner's Costs	46,000
Contingencies	338,000
Subtotal	1,003,000
Total Capital Cost	$3,426,000

Project Operating Costs

The operating cost for the KSM Project was estimated at US$11.89/t milled.  The estimate was based on an average annual process rate of 43,000,000 t milled.

All costs in this section are stated in Q3 2008 US$.  When it was required, certain costs in this report have been converted using a fixed currency exchange rate of Cdn$1.00 to US$0.92 (based on the 3-year average at October 31, 2008).  The expected accuracy range of the operating cost estimate is +25%, -10%.

Power will be supplied by grid lines at an average cost of US$0.039/kWh.  Process power consumption estimates are based on the Bond work index equation for specific grinding energy consumption and equipment load power draws for the rest of the process equipment.  The power cost for the mining section is included in the mining operating cost.  Power costs for surface service is included in site services.

Average Operating Cost Summary

	US$/a (000’s)	US$/t Milled
Mine
Mining Costs - Mill Feed	236,538*	5.400*
Mill
Staff & Supplies	174,702	3.988
Power (Process only)	45,320	1.035
G&A and Site Service
G&A	24,401	0.558
Site Service	5,980	0.138
Tailing and Water Treatment
Tailing	10,997	0.251
Water Treatment	22,679	0.518
Total	520,617	11.89
* including pre-production operating costs of US$174.2 M.

The operating costs are defined as the direct operating costs including mining, processing, tailing storage, water treatment, and G&A.  Sustaining capital includes all capital expenditures after the process plant has been put into production.

Economic Evaluation

Metal revenues projected in the KSM cash flow models were based on the average metal values as follows:

	Years 1 to 8	Life of Mine
Total Tonnes to Mill (000s)	345,601	1,279,308
Annual Tonnes to Mill (000s)	43,200	43,200
Average Grades
Gold (g/t)	0.67	0.60
Copper (%)	0.30	0.23
Silver (g/t)	2.21	2.14
Molybdenum (ppm)	29.0	39.8
Total Production
Gold (000s oz)	5,777	19,069
Copper (000s lb)	2,024,860	5,378,225
Silver (000s oz)	17,952	64,143
Molybdenum (000s lb)	5,237	32,273
Average Annual Production
Gold (000s oz)	722	648
Copper (000s lb)	253,107	182,724
Silver (000s oz)	2,244	2,179
Molybdenum (000s lb)	655	1,266

A full production schedule, which maximizes mine and mill production, was carried forward to a cash flow analysis.  In the base case scenario, the three year average prices for gold, copper, silver, and molybdenum were used.  The cash flow analysis for this scenario shows that the project has a 30 year mine life and a positive cash flow of US$9.081 billion at a 0% discount rate.  The analysis shows that the project has a positive net present value (NPV) of $2.81 billion at 5% discount rate.  The project NPV increases to $3.74 billion and $4.84 billion at 5% discount rate for two-year, and one-year average metal prices, respectively.  With the base case three-year metal price average, the cash cost per ounce of gold net of metal credits is negative US$11.00.  The corresponding total cost per ounce of gold produced is US$233.00.

The financial analysis shows that the internal rate of return (IRR) will be 13% for the base case and will increase to 15.4% and 18.1% for the two-year and one-year average metal prices, respectively.  The payback period is 6.7 years for the three- year base case, 6.1 years for the two-year case, and 5.4 years for the one-year case average metal prices.

The following table summarizes the key inputs to the financial model for the base case and the KSM Projects financial results for recent spot prices as well as the three-year, two-year, and one-year average metal prices.

		Base Case 3-year Average	2-year Average	1-year Average	Recent Spot Prices
Gold	US$/oz	710	772	874	750
Copper	US$/lb	3.17	3.31	3.39	1.75
Silver	US$/oz	13.23	14.43	15.67	10.00
Molybdenum	US$/lb	29.62	31.28	33.07	25.00
Exchange Rate	US:Cdn	0.92	0.92	0.92	0.80
NPV (at 0%)	US$B	9.081	11.091	13.504	4.889
NPV (at 5%)	US$B	2.814	3.741	4.840	0.910
IRR	%	13.0	15.4	18.1	8
Cash Cost/oz	US$/oz	-11	-54	-79	281
Payback Period	years	6.7	6.1	5.4	9.7
Total Cost/oz	US$/oz	233	191	166	494

Opportunities and Recommendations

The following sections outline areas to investigate for project improvements.

Geology and Resources:

•	an updated topographic surface for the KSM zones

•	a drilling campaign to upgrade the currently identified Inferred Resources to Indicated Resources

•	a waste rock classification geological model for each pit area to classify waste geochemistry

Mining:

•	additional drilling/resource modeling for improved resource and geotechnical confidence, reducing waste stripping in the early mine schedules

•	detailed hydro-geology evaluation of the area to improve the accuracy of pit dewatering design and to assess the diversion and water management for the mining area

•	evaluation of an overall waste rock management plan to satisfy environmental requirements and determine adequate placement closer to the Kerr and Sulphurets pits

•	a detailed geotechnical study of the potential pit slope angles to refine the project economics

Processing:

•	evaluation of the use of high pressure grinding rolls (HPGR) rather than SAG mills and pebble crushers to reduce operating costs for energy and grinding media

•	metallurgical test work and mineralization evaluations for each of the pit areas

Other:

•	a geohazard assessment including snow and avalanche loss control programs as the project infrastructure locations become more defined

•	optimization of waste dump locations together with appropriate water management during placement and after mine reclamation has been completed

•
crushing and conveying of mill feed and waste from Kerr, rather than using mine haul trucks to transport the mill feed and waste long distances over adverse topography; storage of high-PAG Kerr waste adjacent to Mitchell pit for subsequent flooded disposal within the pit upon Mitchell pit closure

•	evaluation of moving the process plant location near the tailing impoundment and conveying mill feed an extra 6 to 7 km through a tunnel rather than pumping tailing and return water through the tunnel

•	evaluation of moving the grinding circuits to Mitchell valley and pumping ground mill feed through the tunnel to the process plant near the tailing storage impoundment

•
options involving pumping of concentrate to Stewart, rather than concentrate trucking, indicate marginal economical benefit; however, further evaluation work may be warranted in the project’s pre-feasibility stage

•	evaluation of other alternative sites for PAG dumps that allow geological confinement and collection of leachate from the surface of low permeability rock areas.

2009 Resource Estimate

In 2008 the Issuer completed an additional 17,000 meters of drilling at KSM designed to further upgrade and expand the known mineralized zones. In March 2009, RMI completed the 2009 KSM Report which updated the KSM mineral resources incorporating results from the 2008 drill program. The following table summarized RMI’s estimate of gold and copper resources for KSM as of March, 2009 using a 0.50 gram per tonne (g/t) gold equivalent cutoff grade:

KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

	Measured Mineral Resources					Indicated Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	579,300	0.66	12,292	0.18	2,298	930,600	0.62	18,550	0.18	3,692
Sulphurets	No measured resources					87,300	0.72	2,021	0.27	520
Kerr	No measured resources					225,300	0.23	1,666	0.41	2,036
Total	579,300	0.66	12,292	0.18	2,298	1,243,200	0.56	22,237	0.23	6,248

	Measured plus Indicated Mineral Resources					Inferred Mineral Resources
Zone	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)	Tonnes (000)	Au (g/t)	Au Ozs (000)	Cu (%)	Cu Lbs (millions)
Mitchell	1,509,900	0.64	30,842	0.18	5,990	514,900	0.51	8,442	0.14	1,589
Sulphurets	87,300	0.72	2,021	0.27	520	160,900	0.63	3,259	0.17	603
Kerr	225,300	0.23	1,666	0.41	2,036	69,900	0.18	405	0.39	601
Total	1,822,500	0.59	34,529	0.21	8,546	745,700	0.50	12,106	0.17	2,793

Mineral resources which are not mineral reserves do not have demonstrated economic viability.

2009 Planned Activities

As noted above, in March 2009 the Issuer announced updated mineral resource estimates for KSM. Plans for 2009 include (i) updating the 2008 KSM Preliminary Assessment to incorporate new mine plans derived from the updated resources along with updated capital and operating cost estimates; (ii) continuing the permitting activities initiated in February 2008; (iii) conduct additional drilling at KSM to upgrade inferred resources contained in the updated mine plan to the measured and indicated category; and (iv) undertake additional engineering studies.

Glossary of Technical Terms

In this Annual Information Form, the following technical terms have the following meanings:

albite – A common rock-forming mineral in granite, intermediate to felsic igneous rocks, low-temperature metamorphic rocks, and hydrothermal cavities and veins.

alteration –Any change in the mineral composition of a rock brought about by physical or chemical means.

assaying - Laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample.  Technique usually involves firing/smelting.

basalt - A general term for dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive batholith – A very large intrusive mass of igneous rock.

biotite - A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

breccia - A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

carbonate – A sediment formed by the organic or inorganic precipitation from aqueous solution of carbonates of calcium, magnesium, or iron; e.g., limestone and dolomite chalcopyrite - A sulphide mineral of copper and iron.

clastic - Fragments of minerals and rocks that have been moved individually from their places of origin.

core samples - The cylindrical form of rock called "core" that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

cut-off grade - The lowest grade of mineralized material that qualifies as reserve in a deposit.  i.e.: contributing material of the lowest assay that is included in a reserve estimate.

diamond drilling –A type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

diorite - An intrusive igneous rock.

dip – The angle that a structural surface, a bedding or fault plan, makes with the horizontal, measured perpendicular to the strike of the structure.

disseminated – Where minerals occur as scattered particles in the rock.

drift - A horizontal underground opening that follows along the length of a vein or rock formation.

exploration – Work involved in searching for ore, usually by drilling or driving a drift.

face - The end of a drift, crosscut or stope in which work is taking place.

facies – The character and composition of sedimentary deposits.

fault – A fracture or break in rock along which there has been movement.

feasibility study – Is a definitive study of the viability of a mineral project by a qualified professional which defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs and (4) all requirements of government and markets for mine operation.  A definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

felsic – An adjective describing an igneous rock having mostly light coloured minerals and rich in silica, potassium and sodium.

fracture – A break or crack in rock.

gabbro – A coarse-grained, crystalline, dark igneous rock.

geochemistry - The study of the chemical properties of rocks.

gneiss - A layered or banded crystalline metamorphic rock, the grains of which are aligned or elongated into a roughly parallel arrangement.

gossan - A rust-coloured capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulphides.

grade – The metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

granite - Any holocrystalline, quartz-bearing plutonic rock.

granitic - Pertaining to or composed of granite.

greenschist - A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote, or actinolite.

greywacke - A dark grey, firmly indurated, coarse-grained sandstone that consists of poorly sorted, angular to subangular grains of quartz and feldspar, with a variety of dark rock and mineral fragments embedded.

hydrothermal – The products or the actions of heated waters in a rock mass such as a mineral deposit precipitating from a hot solution.

hydrothermal alteration - The process by which heated or superheated water/solutions alter the chemistry of the rocks they circulate through.

igneous – A primary type of rock formed by the cooling of molten material.

indicated resource - That part of a resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred resource - That part of a resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

intrusion; intrusive – Molten rock that is intruded (injected) into spaces that are created by a combination of melting and displacement.

lapilli - Pyroclastics that may be essential, accessory, or accidental in origin, of a size range that has been variously defined within the limits of 2 mm and 64 mm.

lens - A body of ore that is thick in the middle and tapers towards the ends.

lode - A mineral deposit consisting of a zone of veins, veinlets, disseminations, or planar breccias; a mineral deposit in consolidated rock as opposed to a placer deposit.

lt - Long tons.

mafic - Igneous rocks composed mostly of dark, iron-and magnesium-rich minerals.

mlt - Thousands of long tons.

mesothermal – A hydrothermal mineral deposit formed at considerable depth and in the temperature range of 200 to 300 degrees C (Celsius).

measured resource - That part of a resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

metamorphosed rocks - Rocks that are changed in character by processes of intense heat and pressure deep within the earth’s crust.

mineral – A naturally formed chemical element or compound having a definitive chemical composition and, usually a characteristic crystal form.

mineralization – A natural concentration in rocks or soil of one or more metalliferous minerals.

monzonite - A granular plutonic rock containing approx. equal amounts of orthoclase and plagioclase, and thus intermediate between syenite and diorite.  Quartz is minor or absent.

net smelter return royalty/ NSR  – A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

outcrop - The part of a rock formation that appears at the surface of the ground.

phenocryst - A term for large crystals or mineral grains floating in the matrix or groundmass of a porphyry.

placer - A deposit of sand or gravel that contains particles of gold, ilmenite, gemstones, or other heavy minerals of value.  The common types are stream gravels and beach sands.

porphyritic - The texture of an igneous rock in which larger crystals (phenocrysts) are set in a finer-grained groundmass, which may be crystalline or glassy or both.

porphyry - Any igneous rock in which relatively large crystals are set in a fine-grained matrix of rock.

prefeasibility study or preliminary feasibility study –Is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing had been determined.  This Study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

preliminary assessment – Means a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project prior to completion of a preliminary feasibility study.

pyrite - An iron sulphide mineral (FeS2), the most common naturally occurring sulphide mineral.

pyroclastic - Produced by explosive or aerial ejection of ash, fragments, and glassy material from a volcanic vent.  Applied to the rocks and rock layers as well as to the textures so formed.

quartz – Crystalline silica; often forming veins in fractures and faults within older rocks.

raise - A vertical or inclined underground working that has been excavated from the bottom upward.

reclamation - Restoration of mined land to original contour, use, or condition.

refractory – Ore that resists the action of chemical reagents in the normal treatment processes and which may require pressure leaching or other means to affect the full recovery of the valuable minerals.

reserve - The economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a resource are known, estimated or interpreted from specific geological evidence and knowledge.  Resources are subdivided, in order of increasing geological confidence, into inferred, indicated and measured categories.

rhyolite - A group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass; also, any rock in that group; the extrusive equivalent of granite.

sedimentary - Formed by the deposition of sediment or pertaining to the process of sedimentation.

sediments - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

sericite – A fine-grained potassium mica found in various metamorphic rocks.

showing - Surface occurrence of mineral.

sill - An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

specific gravity - The ratio between the weight of a unit volume of a substance and that of water.

stope - An underground excavation from which ore has been extracted, either above or below a level.  Access to stopes is usually by way of adjacent raises.

tonne – A metric ton, or 2,204 pounds.

trenching - The process of exploration by which till is removed from a trench cut from the earth’s surface.

tuff - A general term for all consolidated pyroclastic rocks.

turbid - Stirred up or disturbed, such as by sediment; not clear or translucent, being opaque with suspended matter, such as of a sediment-laden stream flowing into a lake; cloudy or muddy in physical appearance, such as of a feldspar containing minute inclusions.

vein – A thin, sheet-like, crosscutting body of hydrothermal mineralization, principally quartz.

waste – Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ITEM 4:          RISK FACTORS

Metal Prices

Factors beyond the control of the Issuer affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Issuer's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Issuer is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Issuer's shares.

Uncertainty of Mineral Resources

The statements of mineral resources disclosed throughout this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Issuer’s mineral projects are in various stages of development, but in no case do any projects contain mineral reserves.  Until they are categorized as "mineral reserves", the known mineralization at these projects is not determined to be able to be mined economically.  The Issuer’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation.  There is no certainty that expenditure made in the exploration of the Issuer’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks

The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, none of the Issuer’s properties have a known body of commercial ore.  Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Issuer will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Issuer has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Issuer has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Issuer may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs

Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

Currency Exchange Rate Fluctuation

The minerals present in the Issuer's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Issuer’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The preliminary assessments on the Courageous Lake and KSM Projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars at the exchange rate of CDN$1 = US$0.92.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than this amount, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks

The Issuer has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfil its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Mineral Interests

Mineral interests represent the capitalized expenditures related to the exploration and development of mineral properties.  Upon commencement of commercial production, all related capital expenditures for any given mining interest are amortized over the estimated economic life of the property.  If a property is abandoned or deemed economically unfeasible, the related project balances are written off.

Exploration expenses incurred to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings.  Exploration and development costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible.  All administrative costs that do not directly relate to specific exploration and development activity are expensed as incurred.  Interest costs are not capitalized until the decision to develop a property is made.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Issuer may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Issuer.

Competition

The mineral industry is intensely competitive in all its phases.  The Issuer competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements

The Issuer's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Issuer obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Issuer believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Issuer may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Issuer might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Issuer has interests and there can be no assurance that the Issuer will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Issuer's knowledge, the Issuer is operating in compliance with all applicable environmental regulations.

Political Risk

Properties in which the Issuer has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Issuer’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Issuer’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Issuer and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations

The Issuer presently has interests in certain properties located in the United States and in Mexico.  Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States, Mexico and Canada affecting foreign trade, investment and taxation.

Conflicts of Interest

See "Conflicts of Interest" below.

Limited Operating History: Losses

The Issuer to date has limited experience in mining or processing of metals.  The Issuer has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Issuer will generate profits in the future.

ITEM 5:          DIVIDENDS

The Issuer has not paid any dividends since incorporation.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Issuer and other factors which the directors may deem appropriate at the time.  However, the Issuer is not limited in any way in its ability to pay dividends on its Common shares.

ITEM 6:          GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Issuer is authorized to issue an unlimited number of Common shares without par value and an unlimited number of Preferred shares, issuable in series, of which at March 23, 2009, 37,386,185 Common shares were issued and outstanding and no Preferred shares were issued and outstanding.

The holders of the Common shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Issuer and each Common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Issuer.  The holders of the Common shares, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, are entitled to receive such dividends in any financial year as the board of directors of the Issuer may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary, the holders of the Common shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Issuer, the remaining property and assets of the Issuer.

The directors of the Issuer are authorized to create series of Preferred shares in such number and having such rights and restrictions with respect to dividends, rights of redemption, conversion or repurchase and voting rights as may be determined by the directors and shall have priority over the Common shares to the property and assets of the Issuer in the event of liquidation, dissolution or winding-up of the Issuer.

ITEM 7:          MARKET FOR SECURITIES

Trading Price and Volume

The Issuer's Common shares are listed for trading through the facilities of the Toronto Stock Exchange (“TSX”)  under the symbol "SEA", and on the NYSE Amex stock exchange  under the symbol "SA". During the Issuer's most recently completed financial year, the Issuer's Common shares traded on the TSX as follows:

Month	Volume	High	Low
December 2008	225,500	$17.99	$10.16
November 2008	136,900	$14.39	$9.69
October 2008	433,600	$18.51	$7.50

Month	Volume	High	Low
September 2008	609,744	$20.28	$12.88
August 2008	213,100	$20.99	$15.33
July 2008	210,728	$23.29	$19.04
June 2008	356,271	$24.50	$20.60
May 2008	110,858	$24.70	$20.41
April 2008	228,745	$23.70	$20.20
March 2008	327,488	$26.00	$22.37
February 2008	307,334	$29.48	$21.52
January 2008	669,800	$33.09	$18.60

Note: The Issuer’s shares commenced trading on the TSX on July 14, 2008. Prior to that the Issuer’s shares traded in Canada on the TSX Venture Exchange. The information contained in the above table combines the TSX and TSX Venture Exchange.

ITEM 8:          DIRECTORS AND OFFICERS

The By-Laws of the Issuer provide for the election and retirement of directors.  At each annual general meeting, all the directors retire and the Issuer elects a Board of Directors consisting of the number of directors fixed from time to time by the shareholders, subject to the Issuer’s Articles.  If the election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.  The Issuer has a 3 member audit committee, a 5 member corporate governance committee and a 3 member compensation committee.

The names and municipalities of residence of the directors and officers of the Issuer, the positions held by them with the Issuer, their principal occupations for the past five years and their share holdings in the Issuer are as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(4)
James S. Anthony Toronto, Ontario, Canada Chairman of the Board	President, Suma Investments Inc., a private investment company since 1986.	Since October 1999	684,791 directly 543,334 indirectly
A. Frederick Banfield(1), (3) Tucson, Arizona, USA Director	Chairman, Mintec Inc., a consulting and software company providing services to the mining industry, since 1970.	Since October 1999	145,000
William M. Calhoun(1), (2), (3) Silverton, Idaho, USA Director	President, W.M. Calhoun Inc., since 1983, a minerals industry consulting company.	Since February 2000	96,667
Thomas C. Dawson (1), (3) Toronto, Ontario, Canada Director	Retired as Senior Audit and Accounting Partner, Deloitte Touche LLP in 1999	Since January 2006	25,000 directly
Louis J. Fox(2), (3) Ft. Lauderdale, Florida, USA Director	Private Businessman. From 1984 to 1999, a Senior Vice President of Gerald Metals, Inc.	Since January, 2000	225,000
Rudi P. Fronk Toronto, Ontario, Canada Director, President & CEO	President and CEO, Seabridge Gold Inc.	Since October 1999	1,050,000 directly 18,000 indirectly
Eliseo Gonzalez-Urien (2) Ashland, Oregon ,USA Director	Senior Technical Advisor, Seabridge Gold Inc. since 2003. Retired as Senior Vice President, Placer Dome Inc. in 2001.	Since January 2006	47,000

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director/Officer	Number of Common Shares beneficially owned or, directly or indirectly, Controlled(4)
William E. Threlkeld Lakewood, Colorado, USA Senior Vice President	Senior V.P., Seabridge Gold Inc. since 2001, consultant to Seabridge; 1997-2001	Since November 2001	266,000
Roderick Chisholm Mississauga, Ontario, Canada Secretary and CFO	Corporate Secretary, Seabridge Gold since 2003; Chief Financial Officer, Seabridge Gold since 2004;	Since June 2003	82,400
Gloria M. Trujillo Toronto, Ontario, Canada Assistant Secretary	Assistant Corporate Secretary, Seabridge Gold since 2003; Manager of Administration and Webmaster, Seabridge Gold since 2000	Since June 2003	28,800
(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee

(3)	Member of the Corporate Governance and Nominating Committee

(4)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 23, 2009, based upon information furnished to the Corporation by individual directors.  Unless otherwise indicated, such shares are held directly.

As of March 23, 2009, the directors and executive officers of the Issuer, as a group, hold 3,211,992 common shares of the Issuer, representing 8.6% of the Issuer’s issued and outstanding shares.  Each director holds office until the next general meeting of the Issuer at which directors are elected.

Other than as set forth below, none of the Issuer's directors or executive officers is, as at the date of this Annual Information Form, or has been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Issuer) that:

(a)	was subject to an Order (as defined below) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

"Order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation and, in each case, that was in effect for a period of more than 30 consecutive days.

None of the Issuer's directors or executive officers or any shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)
is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Roderick Chisholm, the Secretary and CFO of the Issuer, served as Secretary-Treasurer of Canuc Resources Corp. in 2000 when a cease trade order was issued halting all trading of the common shares of Canuc (CDN-OTC:CANC) due to failure to file financial statements.   The cease trade order was rescinded in April 2007.

ITEM 9:          AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Issuer's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

Each of the members of the Issuer's Audit Committee is independent and financially literate, as those terms are defined in Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member is set out below.

Thomas C. Dawson (Chairman of the Audit Committee) – Mr. Dawson has been a Chartered Accountant since 1961. He is a retired senior audit and accounting partner with 40 years of experience at Deloitte & Touche LLP, Chartered Accountants. He received his B.Comm. from Loyola College (now Concordia University), Canada, in 1959. Mr. Dawson is also a director of the following Canadian public companies:  WaterFurnace Renewable Energy; Energy Split Corp.; Energy Split II Corp.; R Split II Corp. and Anvil Mining Limited.

William M. Calhoun – Mr. Calhoun is President of W.M. Calhoun Inc., an independent consultant that provides consulting services to the minerals industry in the areas of mining operations, mine planning, mine design, ore reserves and environmental issues. From 1972 through 1981, Mr. Calhoun served as President and CEO of Day Mines, Inc., an American Stock Exchange Company with mining operations in the western United States that was acquired by Hecla Mining. Mr. Calhoun's extensive public service record includes membership on President Ronald Reagan's Strategic Minerals Task Force, President Gerald Ford's Inflation Task Force; Director of the Silver Institute; Trustee of the Northwest Mining Association; Chairman of the Mining Advisors Committee to the Governors of Washington and Idaho; President of the Idaho Mining Association; Chairman of Idaho College of Mines; and numerous other civil and professional organizations. Mr. Calhoun has a Bachelor of Science degree in Mining/Geology from the University of Texas at El Paso.

A. Frederick Banfield – Mr. Banfield is the Founder and Chairman of Mintec, Inc., Mr. Banfield was one of the original developers of MineSight™, recognized as the pre-eminent reserves modeling and mine design software system with more than 300 installations worldwide. Mr. Banfield has also been an independent reserves auditor and mine planning advisor to some of the world's leading gold mining organizations with respect to projects in the United States, Canada, Africa, Australia and Latin America. Mr. Banfield holds an Engineer of Mines degree from the Colorado School of Mines.

External Auditor Service Fees (by Category)

The aggregate fees billed by the Issuer's external auditors in the following categories for the 12 months ended December 31, 2008 and 2007 are as follows:

	2008	2007
Audit Fees	$130,000	$136,000
Audit Related Fees(1)	$39,000	30,000
Tax Fees(2)	$13,482	3,500
All Other Fees	-	-
Total	$182,482	$169,500
(1) For review of quarterly financial statements. (2) For review of corporate structure and income tax balances.

ITEM 10:        CONFLICTS OF INTEREST

Certain of the Issuer's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may pursue business objectives similar to those which the Issuer may pursue, the directors of the Issuer may have a conflict of interest respecting such pursuits.  Under the corporate laws applicable to the Issuer, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer and to disclose all conflicts to the directors so that appropriate procedures may be established for the circumstances, including abstaining from voting or the establishment of special committees.

ITEM 11:        LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Issuer is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

Regulatory Actions

There are no: (a) penalties or sanctions imposed against the Issuer by a court relating to securities legislation or by a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form; (b) other penalties or sanctions imposed by a court or regulatory body against the Issuer that would likely be considered important to a reasonable investor in making an investment decision; or (c) settlement agreements the Issuer entered into with a court relating to securities legislation or with a securities regulatory authority during the Issuer's most recently completed financial year and up to the date of this Annual Information Form.

ITEM 12:        INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Issuer’s outstanding Common shares, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or is reasonably expected to materially affect the Issuer.

ITEM 13:        TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common shares is Computershare Investor Services Inc., 100 University Avenue, North Tower, 9th Floor, Toronto, Ontario, Canada M5J 2Y1.

ITEM 14:        MATERIAL CONTRACTS

The Issuer is not a party to a material contract that was not entered into in the ordinary course of its business or that is otherwise required to be filed under section 12.2 of National Instrument 51-102 ("NI 51-102") at the time this Annual Information Form is filed or would be required to be filed under section 12.2 of NI 51-102 at the time this Annual Information Form is filed but for the fact that it was previously filed.

ITEM 15:        INTERESTS OF EXPERTS

Names of Experts

The following are the names of all the persons who have prepared or certified a statement, report, opinion  or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by the Issuer during, or relating to, the Issuer's most recently completed financial year or during the period thereafter to the date of this Annual Information Form, including this Annual Information Form and whose profession or business gives authority to the statement, report, opinion or valuation.

Audit Report

KPMG LLP, at Suite 3300, Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada are the auditors of the Issuer.  KPMG provided an audit opinion on the annual consolidated financial statements of the Issuer as at December 31, 2007 and 2008 and for each of the years ended December 31, 2006, 2007 and 2008.

Technical Reports Referenced in this Annual Information Form

Resource Modeling Inc. ("RMI") of Tucson, Arizona is named in respect of:

(a)
the report entitled "Updated Mineral Resource Estimate, Courageous Lake Property, Northwest Territories, Canada" (referred to herein as the "2007 Courageous Lake Estimate Report") and dated February 22, 2007 which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 in the state of Arizona and AIPG CPG #10690);

(b)
the report entitled “Kerr-Sulphurets Technical Report, Northern British Columbia” dated February 29, 2008 (referred to herein as the "2008 Kerr-Sulphurets Report") which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690);

(c)
the report entitled “Mitchell Technical Report, Northern British Columbia” dated March 27, 2008  (referred to herein as the "2008 Mitchell Report") which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690);

(d)
the report entitled “Updated KSM Mineral Resources” dated March 30, 2009 (referred herein as the “2009 KSM Report”) which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690);

(e)	its involvement in the 2008 CL Preliminary Assessment Report; and

(f)	its involvement in the 2008 KSM Preliminary Assessment Report.

With respect to the Preliminary Assessment relating to the Courageous Lake Project dated March 10, 2008 entitled "Seabridge Gold Inc. - Courageous Lake Project, Preliminary Economic Assessment - 2008" (referred to herein as the “2008 CL Preliminary Assessment Report”) the following experts are named:

(a)	TJS Mining-Met Services, Inc. under the direction of T.J. Smolik (Overall Study and Infrastructure Evaluation);

(b)	Wardrop Mining and Minerals under the direction of Ken Deter (Process) and Frank Grills (Process Capital Costs);

(c)	Snowden Mining Industry Consultants under the direction of Dick Matthews (Mining Plans, Mine Capital, Mine Operating Costs, and Financial Analysis);

(d)	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (Electrical Power Supply including Capital Costs and Minesite Unit Energy Cost);

(e)	EBA Engineering Consultants Ltd. under the direction of Eric Fier (Environment, Geotechnical and Tailings); and

(f)	Resource Modeling Inc. under the direction of Michael Lechner (Mineral Resources).

With respect to the Preliminary Assessment relating to the KSM Project dated December 19, 2008 entitled "Kerr-Sulphurets-Mitchell Preliminary Economic Assessment - 2008" (referred to herein as the “2008 KSM Preliminary Assessment Report”) the following experts are named:

(a)
Wardrop Engineering Inc. under the direction of Frank Grills and John Huang (overall report preparation, metallurgical testing, mineral processing, process operating and capital costs and infrastructure);

(b)	Moose Mountain Technical Services under the direction of Jim Gray (mine planning, mine capital and mine operating costs);

(c)	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (power supply and related costs);

(d)	Rescan Environmental Services Ltd. under the direction of Greg McKillop (environment and permitting);

(e)	Bosche Ventures Ltd. under the direction of Harold Bosche (ore haulage tunnel infrastructure, tailings delivery and reclaim);

(f)
Klohn Crippen Berger Ltd. under the direction of Graham Parkinson (diversion and seepage collection ponds, tailings dam, tailings access roads, pipeline, haulage and diversion tunnels, hydro plant and dumps);

(g)	Resource Modeling Inc. under the direction of Michael Lechner (mineral resources);

(h)	McElhanney Consulting Services Ltd. under the direction of Robert Parolin (main and temporary access roads); and

(i)	BGC Engineering Inc. under the direction of Warren Newcomen (rock mechanics and mining pit slopes)

Technical Reports Referenced in Other Filings

TJS Mining-Met Services Inc., Roscoe Postle Associates Inc. and EBA Engineering Consultants Limited have been named in respect of the Technical Report dated September 7, 2005 entitled "Seabridge Gold Inc., Courageous Lake Project, Preliminary Technical Assessment".

Resource Modeling Inc. of Tucson, Arizona has been named in respect of:

(a)	the 2007 Courageous Lake Estimate Report;

(b)
the report entitled "Technical Review of the Courageous Lake Property, Northwest Territories, Canada" and dated December 30, 2004 which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690) and Abdullah Arik;

(c)
the report entitled "Technical Review of the Courageous Lake Property, Northwest Territories, Canada" and dated July 8, 2002 prepared by Lance D. Bacon (Licensed Registered Geologist #579 in the state of Idaho and #34181 in the state of Arizona);

(d)	the June 6 2003 restatement of the gold resources at Courageous Lake prepared by Lance D. Bacon and Michael Lechner; and

(e)	the report entitled "Noche Buena Technical Report" and dated April 28, 2006 which was prepared by Michael J. Lechner (P. Geo British Columbia #155344, Arizona RPG #37753 and AIPG CPG #10690).

EBA Engineering Consultants Ltd. of Yellowknife, Northwest Territories has been named in respect of the report entitled "Environmental Due Diligence Review, Courageous Lake Property" prepared by R. Brent Murphy, M.Sc., P.Geol.

Interests of Experts

To the knowledge of the Issuer, none of the experts named under "Names of Experts", held at the time of the preparation of the expert's work, received after the preparation of the expert's work, or is to receive, any registered or beneficial interests, direct or indirect, in any securities or other property of the Issuer or of one of the Issuer's associates or affiliates in connection with the preparation or certification of any statement, report or valuation prepared by such person.

KPMG LLP, the Company's auditors, have been named as having prepared or certified a statement, report or valuation included or referred to in a filing made under NI 51-102 during, or relating to, the Company's financial year ended December 31, 2008.  KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Ontario Institute of Chartered Accountants.

ITEM 16:        ADDITIONAL INFORMATION

Additional information relating to the Issuer may be found on SEDAR at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of all of the technical reports prepared for the Issuer in respect of the Issuer's properties described herein.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Issuer’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Issuer’s consolidated financial statements and management's discussion and analysis for the Issuer's most recent completed financial year.

SCHEDULE A
AUDIT COMMITTEE CHARTER

The Audit Committee of Seabridge is a committee of the Board composed entirely of three outside and unrelated directors. Its overall goal is to ensure that the Company adopts and follows a policy of full, plain, true and timely disclosure of material financial information to its stakeholders. It reviews all material matters affecting the risks and financial well being of the Company and is a key part of the Corporate Governance system.  The Committee is mandated to satisfy the requirements of the Canada Business Corporations Act.

The Audit Committee meets at a minimum, quarterly and on such other occasions as required. The auditors are invited to attend the meetings called to discuss the annual audit plan and the final review of the year-end financial statements.  At least annually, the Committee meets with the auditors to review management’s performance relating to financial reporting matters.

Specifically, the Committee:

(a)	reviews the annual statements of the Company and makes recommendations to the Board with respect to these statements,

(b)	reviews the quarterly financial statements and makes recommendations to the Board regarding these financial statements,

(c)	reviews and approves financial information in all prospectuses, offering circulars, and similar documents,

(d)	oversees the adequacy and accuracy of the Company’s financial disclosure policies and obligations,

(e)	reviews significant accounting policies and estimates,

(f)	monitors the Company’s internal controls, financial systems and procedures, and management information systems,

(g)	oversees management’s reporting on internal control,

(h)	meets with the Company’s auditors to review management’s financial stewardship and to review their recommendations to management, and

(i)	recommends the appointment of auditors and reviews the terms of the audit engagement and the appropriateness of the proposed fee,

(j)	reviews through discussions or by way of a formal document the plan followed for the annual audit with the auditors and management,

(k)	evaluates the performance of the auditors,

(l)	confirms the independence of auditors,

(m)	establishes procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters, and

(n)	establishes procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.